August 31, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                    Assistant Director

Re:           DC Brands International, Inc.
Registration Statement on Form S-1A
Filed July 30, 2010
File No. 333-166714

Dear Mr. Riedler:

In accordance with the telephonic conference on August 30, 2010 with Bob Armstrong and Joel Parker regarding DC Brands International, Inc. (“DC Brands”), enclosed are our proposed changes to pages 1, 3, 10, 12, 17, 18, 23, 30, F-2, F-3, F-4, F-7, F-8, F-16 from Amendment No. 3 to DC Brands’ Form S-1, which have been marked to show changes from our prior submission.

  The changes in the revised pages of the registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of DC Brands’ Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

United States Securities and
Exchange Commission
August 30, 2010

FORM S1/A

Risk Factors

"The loss of King Soopers as a customer would have a material adverse effect on our business." page 3

1.
We note information in your press release dated August 2, 2010 regarding the expiration of an exclusivity agreement with King Soopers for the retail sale of your products.  Accordingly, please disclose the following additional information in the risk factor.

•	Disclose the existence of the agreement or understanding, written or oral; when it began and when it ended.
•	Disclose whether the agreement was written or oral and the material terms agreed to regarding duration and termination.
•
Disclose any understandings between the registrant and King Soopers regarding the marketing or display of the product and any purchase commitments and return policy and if so, explain the nature of these understandings or provisions.

•	Disclose how the arrangement came to an end and who ended it.
•	Provide an updated evaluation of your post-exclusivity relationship with King Soopers.
•	Disclose notable decreases in total sales volume since exclusivity with King Soopers came to an end, if applicable.
•	Disclose any additional risks that may arise as a result of the termination of the exclusive relationship with King Soopers.

Also, please provide the staff with a copy of any written agreement that the registrant and King Soopers entered into regarding the sale or distribution of the registrant's products.

Response:  Complied with.  We wish to point out that the agreement with King Soopers was an oral agreement that pertained only to sales of products to grocery stores.  Since the expiration of the exclusivity, the Company has had several sales meetings with the buyer at King Soopers, where sales to other grocery stores have been discussed.  At no time has such buyer indicated that sales to the other grocery stores would have a negative impact on sales of the Company’s products by King Soopers.

United States Securities and
Exchange Commission
August 30, 2010

Business

2.
In light of your disclosure of the exclusivity arrangement with King Soopers, please reconcile your press release disclosure with the disclosure in your registration statement that you "have sold products to a variety of distributors, retail stores and health and fitness establishments, including the King Soopers grocery store chain and the Max Muscle retail health and fitness chain" and your statement that you sell indirectly to King Soopers and do not have a written agreement with King Soopers.  Also, if you have any agreements with distributors in addition to any agreements you may have had with King Soopers, you should disclose the existence and material terms of those agreements and file the agreements as exhibits.

Response:  Complied with.  Please note we have no other written or oral agreements with any distributors other than King Soopers.  We have reconciled the disclosure in the press release with the disclosure in the registration statement clarifying that our sales to King Soopers are indirect sales made through distributors and that the exclusivity was only a prohibition on the Company or its distributors selling products to other grocery stores.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3.
We note your disclosure on page 11 of your registration statement that "During the quarter ended March 31, 2010, we derived $125,504 representing 86% of our revenue from sales of our Functional Water Systems.  During the year ended December 31, 2009, we derived $548,382, representing 87% of our revenue from sales of our Functional Water Systems."  Please update your disclosure in light of the recent developments relating to your relationship with King Soopers, indicating any known trends or effects such developments may have on your revenues and results of operations.  Your disclosure should indicate the percentage of historical sales attributable to sales at King Soopers locations.

Response:  Complied with.  Inasmuch as our sales to King Soopers are indirect sales made through distributors, we cannot ascertain the exact number of products that the distributors sell to King Soopers as opposed to other customers of the distributors.  Therefore, we have added language based upon the records that we do have that at least 80% of our sales of H.A.R.D. Nutrition Functional Beverage System sales were to distributors that sold products to King Soopers.

As mentioned in the registration statement in the risk factor, our indirect sales to King Soopers have remained constant and may even increase due to their recent approval of sales of our products in wrap cases of 12 bottles.

United States Securities and
Exchange Commission
August 30, 2010

Financial Statement for the Year Ended December 31, 2009

Note 1 Business and Significant Accounting Policies, F-6

General

4.	We note your disclosure in your press release dated August 8, 2010 related to your mystery shopping retail monitoring program. Please address the following:

•	Tell us how the program specifically works including how it enables you to be the consumer of your product.
•	Tell us how you account for this program and specifically address how it impacts revenue, expense, and inventory.
•
In your revenue recognition policy you state that historically returns have not been material and are recorded when the items are returned. This program would appear to contradict your disclosure. Please advise and tell us what your returns have been for all periods presented, Warrant Liability, page F -7

Response: During the year ended December 31, 2009, the company hired independent contractors to participate in our shopping retail monitoring program.  The services included appearances at the King Soopers retail locations to note: (i)the shelf status of each product( low or out of stock), (ii)whether or not the point of sale items were properly displayed, (iii)whether or not  the correct prices were posted on the products, and (iv)whether or not  the products scanned at the correct price at checkout.  The secret shoppers  also tested the product knowledge and courtesy of the retail employees.  The shoppers purchased, with company funds, any product that had an old style label as well as any product that had been the target of mischief, labels removed or wrinkled, pills removed from the caps, etc.  More than half of the products purchased by the secret shoppers were purchased because they had old style labels when newer labels were available and being used.  The shoppers also purchased any product needed for upcoming product demonstrations/giveaways/educational programs.  These independent contractors filled out reports for each location they visited and submitted  them to the company.  This allowed the company to have the experience of being the consumer of our product. These products were then returned to our warehouse and checked for tampering, relabeled and re-filled with pills if needed. The product was segregated from the pristine, wrapped & palletted product available to fill orders from our suppliers.  The reworked products were then donated to charities as part of our marketing campaigns in an effort to increase product awareness or used as part of our marketing samples.  The difference between the original sales price and the retail prices was expensed as a marketing expense.  The original sales and cost of goods sold related to these products were reversed out and the product was booked back into inventory.  As this product was then donated or given away as marketing samples inventory was reduced and marketing expense was booked.

United States Securities and
Exchange Commission
August 30, 2010

During the year ended December 31, 2010, in an effort to increase market awareness of our products and increase the value of his investment in the company, the CEO volunteered to purchase, at his own expense, the products that needed to be reworked.   The products were then returned to our warehouse and checked for tampering, relabeled and re-filled with pills if needed.  The checking, relabeling and refilling was all done at the expense of the company.  The reworked products were then donated to charitable/sporting/or educational organizations selected by the CEO.  All of the cost of this program paid by the company (re-labeling, re-filling tops with pills, etc. is booked to marketing expense.  As these products are not re-booked into inventory they do not impact revenue, or inventory.  As these amounts are immaterial no related party financial disclosure is needed.

 To clarify our policy, to date we have not received a return of product from a retailer to whom a consumer returned purchased product to them as defective.  Our secret shopper program allows us to ensure that the products on the store shelves have our newest labels and also allows us to monitor mischief done to our product by consumers or competitors.  It allows us to remove product from the shelf that would not be sellable and allows us to prevent consumer confusion by removing products from the shelf that contain old style labels at times when products are being sold that contain new style labels.  Since these products that are reworked were perfect when shipped to the store, they would not be eligible to be returned, especially those that merely have an old style label.

5.
We acknowledge your response to comment 2. Based on the spreadsheet of the Barrier Option Model with Monte Carlo Simulation you provided in your correspondence filed on EDGAR August 10, 2010, one of your inputs is a "strike price" of $.05. The amended Form S-1 pages tiled with your response on August 16, 2010 states the strike price is zero; therefore no additional funds are required to exercise the warrants. Please tell us why you are not using zero as the strike price in your model. In addition, please tell us how your revised model is computing a fair value of zero.

United States Securities and
Exchange Commission
August 30, 2010

Response:  Per the results of the attached spreadsheet, we have reduced the strike price from $.05 to zero and the model still returns a value of zero for the warrant liability.  The reason for this is the volatility of the stock price.  Even though our stock has been relatively stable during the period since we have filed our S1 ($.14 to $.07) that is still a 100% swing.  The volatility we are using in our model is the twelve months prior to the valuation dates analyzed (because these are one to two year warrants) and the volatility ranges from 215% to 265%.  This price volatility makes it very likely that the barrier will be breached and the warrants will be worth nothing.  Also attached please find the volatility calculations for each valuation period.

Warrants, page F-16

6.
We acknowledge your response to comment 3. Consistent with your response, please add disclosures that the warrants issued in 2009 "were offered in an exempt private placement and were included as part of the continuous offering from April 27, 2007 until June 2010 listed in Item 15. Recent Sales of Unregistered Securities."

Response: Complied with.  The language has been added.

                                                * * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457 or (561) 237-0804.

Sincerely,

Hank Gracin

HG:ckg
Enclosures

cc:  DC Brands International, Inc.

DC Brands International, Inc.

Warrant Liability Valuation

	Warrant Liability			Option Value		Volatility		Stock Price	Risk Free Rate		End Date
	$0.15	$0.50	Total	$0.15	$0.50	$0.15	$0.50		$0.15	$0.50	$0.15	$0.50

Single Barrier Option w/ MonteCarlo
6/30/2010	$-	$-	$-	-	-	251%	251%	0.08	0.0022	0.0052	8-Jan-11	2-Apr-12
3/31/2010	$-	$-	$-	-	-	259%	259%	0.12	0.0041	0.0102
12/31/2009	$-	$-	$-	-	-	265%	265%	0.13	0.0047	0.0125
10/8/2009	$-	$-	$-	-		231%		0.14	0.0037
9/30/2009		$-	$-		-		207%	0.11		0.0120
6/30/2009		$-	$-		-		251%	0.08		0.0164
4/3/2009		$-	$-		-		254%	0.12		0.0136

Strike Price	$0.00	$0.00
Barrier Price	$0.15	$0.50
Cash Paid	$737,500	$731,500
Shares Issued	14,750,000	14,630,000

HISTORICAL VOLATILITY
1 Year Average		$ 0.50		1 Year Average		$ 0.15		1 Year Average
Computed volatility			254.27%	Computed volatility			231.14%	Computed volatility			264.60%

Observations			253	Observations			253	Observations			253
		Avg				Avg				Avg
Date	Stock Price	Dividend	Continuously compounded rate of return	Date	Stock Price	Dividend	Continuously compounded rate of return	Date	Stock Price	Dividend	Continuously compounded rate of return

4/3/2009	0.12	0		10/8/2009	0.14	0		12/31/2009	0.13	0
4/2/2009	0.13	0	0.0800427077	10/7/2009	0.23	0	0.4964368863	12/30/2009	0.15	0	0.1431008436
4/1/2009	0.12	0	-0.0800427077	10/6/2009	0.11	0	-0.7375989431	12/29/2009	0.12	0	-0.2231435513
3/31/2009	0.13	0	0.0800427077	10/5/2009	0.14	0	0.2411620568	12/28/2009	0.14	0	0.1541506798
3/30/2009	0.14	0	0.0741079722	10/2/2009	0.14	0	0.0000000000	12/24/2009	0.14	0	0.0000000000
3/27/2009	0.14	0	0.0000000000	10/1/2009	0.18	0	0.2513144283	12/23/2009	0.13	0	-0.0741079722
3/26/2009	0.14	0	0.0000000000	9/30/2009	0.11	0	-0.4924764851	12/22/2009	0.14	0	0.0741079722
3/25/2009	0.14	0	0.0000000000	9/29/2009	0.11	0	0.0000000000	12/21/2009	0.15	0	0.0689928715
3/24/2009	0.14	0	0.0000000000	9/28/2009	0.13	0	0.1670540847	12/18/2009	0.14	0	-0.0689928715
3/23/2009	0.14	0	0.0000000000	9/28/2009	0.13	0	0.0000000000	12/17/2009	0.12	0	-0.1541506798
3/20/2009	0.13	0	-0.0741079722	9/25/2009	0.15	0	0.1431008436	12/16/2009	0.14	0	0.1541506798
3/19/2009	0.1	0	-0.2623642645	9/24/2009	0.15	0	0.0000000000	12/15/2009	0.15	0	0.0689928715
3/18/2009	0.1	0	0.0000000000	9/23/2009	0.14	0	-0.0689928715	12/14/2009	0.15	0	0.0000000000
3/17/2009	0.1	0	0.0000000000	9/22/2009	0.15	0	0.0689928715	12/11/2009	0.12	0	-0.2231435513
3/16/2009	0.11	0	0.0953101798	9/21/2009	0.15	0	0.0000000000	12/10/2009	0.12	0	0.0000000000
3/13/2009	0.1	0	-0.0953101798	9/18/2009	0.16	0	0.0645385211	12/9/2009	0.12	0	0.0000000000
3/12/2009	0.1	0	0.0000000000	9/17/2009	0.15	0	-0.0645385211	12/8/2009	0.08	0	-0.4054651081
3/11/2009	0.1	0	0.0000000000	9/16/2009	0.16	0	0.0645385211	12/7/2009	0.08	0	0.0000000000
3/10/2009	0.1	0	0.0000000000	9/15/2009	0.16	0	0.0000000000	12/4/2009	0.1	0	0.2231435513
3/9/2009	0.07	0	-0.3566749439	9/14/2009	0.19	0	0.1718502569	12/3/2009	0.14	0	0.3364722366
3/6/2009	0.06	0	-0.1541506798	9/11/2009	0.17	0	-0.1112256351	12/2/2009	0.12	0	-0.1541506798
3/5/2009	0.06	0	0.0000000000	9/10/2009	0.18	0	0.0571584138	12/1/2009	0.12	0	0.0000000000
3/4/2009	0.05	0	-0.1823215568	9/9/2009	0.19	0	0.0540672213	11/30/2009	0.15	0	0.2231435513
3/3/2009	0.05	0	0.0000000000	9/8/2009	0.21	0	0.1000834586	11/27/2009	0.08	0	-0.6286086594
3/2/2009	0.04	0	-0.2231435513	9/4/2009	0.19	0	-0.1000834586	11/25/2009	0.08	0	0.0000000000
2/27/2009	0.03	0	-0.2876820725	9/3/2009	0.19	0	0.0000000000	11/24/2009	0.15	0	0.6286086594
2/26/2009	0.04	0	0.2876820725	9/2/2009	0.2	0	0.0512932944	11/23/2009	0.15	0	0.0000000000
2/25/2009	0.04	0	0.0000000000	9/1/2009	0.2	0	0.0000000000	11/20/2009	0.15	0	0.0000000000
2/24/2009	0.04	0	0.0000000000	8/31/2009	0.22	0	0.0953101798	11/19/2009	0.15	0	0.0000000000
2/23/2009	0.04	0	0.0000000000	8/28/2009	0.22	0	0.0000000000	11/18/2009	0.15	0	0.0000000000
2/20/2009	0.04	0	0.0000000000	8/27/2009	0.22	0	0.0000000000	11/17/2009	0.15	0	0.0000000000
2/19/2009	0.04	0	0.0000000000	8/26/2009	0.23	0	0.0444517626	11/16/2009	0.08	0	-0.6286086594
2/18/2009	0.04	0	0.0000000000	8/25/2009	0.22	0	-0.0444517626	11/13/2009	0.18	0	0.8109302162
2/17/2009	0.04	0	0.0000000000	8/24/2009	0.23	0	0.0444517626	11/12/2009	0.17	0	-0.0571584138
2/13/2009	0.04	0	0.0000000000	8/21/2009	0.22	0	-0.0444517626	11/11/2009	0.18	0	0.0571584138
2/12/2009	0.04	0	0.0000000000	8/20/2009	0.22	0	0.0000000000	11/10/2009	0.18	0	0.0000000000
2/11/2009	0.04	0	0.0000000000	8/19/2009	0.2	0	-0.0953101798	11/9/2009	0.19	0	0.0540672213
2/10/2009	0.04	0	0.0000000000	8/18/2009	0.2	0	0.0000000000	11/6/2009	0.15	0	-0.2363887781
2/9/2009	0.04	0	0.0000000000	8/17/2009	0.21	0	0.0487901642	11/5/2009	0.15	0	0.0000000000
2/6/2009	0.05	0	0.2231435513	8/14/2009	0.22	0	0.0465200156	11/4/2009	0.15	0	0.0000000000
2/5/2009	0.04	0	-0.2231435513	8/13/2009	0.2	0	-0.0953101798	11/3/2009	0.2	0	0.2876820725
2/4/2009	0.04	0	0.0000000000	8/12/2009	0.18	0	-0.1053605157	11/2/2009	0.19	0	-0.0512932944
2/3/2009	0.03	0	-0.2876820725	8/11/2009	0.2	0	0.1053605157	10/30/2009	0.19	0	0.0000000000
2/2/2009	0.03	0	0.0000000000	8/10/2009	0.17	0	-0.1625189295	10/29/2009	0.2	0	0.0512932944
1/30/2009	0.04	0	0.2876820725	8/7/2009	0.14	0	-0.1941560144	10/28/2009	0.19	0	-0.0512932944
1/29/2009	0.05	0	0.2231435513	8/6/2009	0.11	0	-0.2411620568	10/27/2009	0.18	0	-0.0540672213
1/28/2009	0.04	0	-0.2231435513	8/5/2009	0.12	0	0.0870113770	10/26/2009	0.18	0	0.0000000000
1/27/2009	0.04	0	0.0000000000	8/4/2009	0.11	0	-0.0870113770	10/23/2009	0.19	0	0.0540672213
1/26/2009	0.04	0	0.0000000000	8/3/2009	0.11	0	0.0000000000	10/22/2009	0.21	0	0.1000834586
1/23/2009	0.04	0	0.0000000000	7/31/2009	0.08	0	-0.3184537311	10/21/2009	0.22	0	0.0465200156
1/22/2009	0.04	0	0.0000000000	7/30/2009	0.07	0	-0.1335313926	10/20/2009	0.22	0	0.0000000000
1/21/2009	0.04	0	0.0000000000	7/29/2009	0.07	0	0.0000000000	10/19/2009	0.25	0	0.1278333715
1/20/2009	0.04	0	0.0000000000	7/28/2009	0.06	0	-0.1541506798	10/16/2009	0.21	0	-0.1743533871
1/16/2009	0.04	0	0.0000000000	7/27/2009	0.09	0	0.4054651081	10/15/2009	0.18	0	-0.1541506798
1/15/2009	0.04	0	0.0000000000	7/24/2009	0.07	0	-0.2513144283	10/14/2009	0.13	0	-0.3254224004
1/14/2009	0.04	0	0.0000000000	7/23/2009	0.1	0	0.3566749439	10/13/2009	0.15	0	0.1431008436
1/13/2009	0.04	0	0.0000000000	7/22/2009	0.1	0	0.0000000000	10/12/2009	0.11	0	-0.3101549283
1/12/2009	0.04	0	0.0000000000	7/21/2009	0.08	0	-0.2231435513	10/9/2009	0.12	0	0.0870113770
1/9/2009	0.04	0	0.0000000000	7/20/2009	0.09	0	0.1177830357	10/8/2009	0.14	0	0.1541506798
1/8/2009	0.04	0	0.0000000000	7/17/2009	0.08	0	-0.1177830357	10/7/2009	0.23	0	0.4964368863
1/7/2009	0.03	0	-0.2876820725	7/16/2009	0.08	0	0.0000000000	10/6/2009	0.11	0	-0.7375989431
1/6/2009	0.04	0	0.2876820725	7/15/2009	0.08	0	0.0000000000	10/5/2009	0.14	0	0.2411620568
1/5/2009	0.04	0	0.0000000000	7/14/2009	0.09	0	0.1177830357	10/2/2009	0.14	0	0.0000000000
1/2/2009	0.04	0	0.0000000000	7/13/2009	0.09	0	0.0000000000	10/1/2009	0.18	0	0.2513144283
12/31/2008	0.04	0	0.0000000000	7/10/2009	0.08	0	-0.1177830357	9/30/2009	0.11	0	-0.4924764851
12/30/2008	0.04	0	0.0000000000	7/9/2009	0.08	0	0.0000000000	9/29/2009	0.11	0	0.0000000000
12/29/2008	0.04	0	0.0000000000	7/8/2009	0.08	0	0.0000000000	9/28/2009	0.13	0	0.1670540847
12/26/2008	0.04	0	0.0000000000	7/7/2009	0.09	0	0.1177830357	9/28/2009	0.13	0	0.0000000000
12/24/2008	0.04	0	0.0000000000	7/6/2009	0.09	0	0.0000000000	9/25/2009	0.15	0	0.1431008436
12/23/2008	0.04	0	0.0000000000	7/2/2009	0.08	0	-0.1177830357	9/24/2009	0.15	0	0.0000000000
12/22/2008	0.04	0	0.0000000000	7/1/2009	0.08	0	0.0000000000	9/23/2009	0.14	0	-0.0689928715
12/19/2008	0.04	0	0.0000000000	6/30/2009	0.08	0	0.0000000000	9/22/2009	0.15	0	0.0689928715
12/18/2008	0.04	0	0.0000000000	6/29/2009	0.08	0	0.0000000000	9/21/2009	0.15	0	0.0000000000
12/17/2008	0.04	0	0.0000000000	6/26/2009	0.1	0	0.2231435513	9/18/2009	0.16	0	0.0645385211
12/16/2008	0.04	0	0.0000000000	6/25/2009	0.09	0	-0.1053605157	9/17/2009	0.15	0	-0.0645385211
12/15/2008	0.04	0	0.0000000000	6/24/2009	0.08	0	-0.1177830357	9/16/2009	0.16	0	0.0645385211
12/12/2008	0.04	0	0.0000000000	6/23/2009	0.1	0	0.2231435513	9/15/2009	0.16	0	0.0000000000
12/11/2008	0.04	0	0.0000000000	6/22/2009	0.1	0	0.0000000000	9/14/2009	0.19	0	0.1718502569
12/10/2008	0.04	0	0.0000000000	6/19/2009	0.1	0	0.0000000000	9/11/2009	0.17	0	-0.1112256351
12/9/2008	0.04	0	0.0000000000	6/18/2009	0.1	0	0.0000000000	9/10/2009	0.18	0	0.0571584138
12/8/2008	0.04	0	0.0000000000	6/17/2009	0.11	0	0.0953101798	9/9/2009	0.19	0	0.0540672213
12/5/2008	0.04	0	0.0000000000	6/16/2009	0.11	0	0.0000000000	9/8/2009	0.21	0	0.1000834586
12/4/2008	0.04	0	0.0000000000	6/15/2009	0.11	0	0.0000000000	9/4/2009	0.19	0	-0.1000834586
12/3/2008	0.04	0	0.0000000000	6/12/2009	0.1	0	-0.0953101798	9/3/2009	0.19	0	0.0000000000
12/2/2008	0.04	0	0.0000000000	6/11/2009	0.11	0	0.0953101798	9/2/2009	0.2	0	0.0512932944
12/1/2008	0.04	0	0.0000000000	6/10/2009	0.1	0	-0.0953101798	9/1/2009	0.2	0	0.0000000000
11/28/2008	0.04	0	0.0000000000	6/9/2009	0.12	0	0.1823215568	8/31/2009	0.22	0	0.0953101798
11/26/2008	0.05	0	0.2231435513	6/8/2009	0.09	0	-0.2876820725	8/28/2009	0.22	0	0.0000000000
11/25/2008	0.05	0	0.0000000000	6/5/2009	0.09	0	0.0000000000	8/27/2009	0.22	0	0.0000000000
11/24/2008	0.04	0	-0.2231435513	6/4/2009	0.07	0	-0.2513144283	8/26/2009	0.23	0	0.0444517626
11/21/2008	0.05	0	0.2231435513	6/3/2009	0.07	0	0.0000000000	8/25/2009	0.22	0	-0.0444517626
11/20/2008	0.05	0	0.0000000000	6/2/2009	0.09	0	0.2513144283	8/24/2009	0.23	0	0.0444517626
11/19/2008	0.05	0	0.0000000000	6/1/2009	0.08	0	-0.1177830357	8/21/2009	0.22	0	-0.0444517626
11/18/2008	0.06	0	0.1823215568	5/29/2009	0.07	0	-0.1335313926	8/20/2009	0.22	0	0.0000000000
11/17/2008	0.05	0	-0.1823215568	5/28/2009	0.06	0	-0.1541506798	8/19/2009	0.2	0	-0.0953101798
11/14/2008	0.05	0	0.0000000000	5/27/2009	0.07	0	0.1541506798	8/18/2009	0.2	0	0.0000000000
11/13/2008	0.05	0	0.0000000000	5/26/2009	0.08	0	0.1335313926	8/17/2009	0.21	0	0.0487901642
11/12/2008	0.05	0	0.0000000000	5/22/2009	0.07	0	-0.1335313926	8/14/2009	0.22	0	0.0465200156
11/11/2008	0.06	0	0.1823215568	5/21/2009	0.07	0	0.0000000000	8/13/2009	0.2	0	-0.0953101798
11/10/2008	0.06	0	0.0000000000	5/20/2009	0.07	0	0.0000000000	8/12/2009	0.18	0	-0.1053605157
11/7/2008	0.07	0	0.1541506798	5/19/2009	0.07	0	0.0000000000	8/11/2009	0.2	0	0.1053605157
11/6/2008	0.07	0	0.0000000000	5/18/2009	0.07	0	0.0000000000	8/10/2009	0.17	0	-0.1625189295
11/5/2008	0.07	0	0.0000000000	5/15/2009	0.08	0	0.1335313926	8/7/2009	0.14	0	-0.1941560144
11/4/2008	0.05	0	-0.3364722366	5/14/2009	0.08	0	0.0000000000	8/6/2009	0.11	0	-0.2411620568
11/3/2008	0.05	0	0.0000000000	5/13/2009	0.07	0	-0.1335313926	8/5/2009	0.12	0	0.0870113770
10/31/2008	0.07	0	0.3364722366	5/12/2009	0.06	0	-0.1541506798	8/4/2009	0.11	0	-0.0870113770
10/30/2008	0.05	0	-0.3364722366	5/11/2009	0.06	0	0.0000000000	8/3/2009	0.11	0	0.0000000000
10/29/2008	0.1	0	0.6931471806	5/8/2009	0.06	0	0.0000000000	7/31/2009	0.08	0	-0.3184537311
10/28/2008	0.07	0	-0.3566749439	5/7/2009	0.06	0	0.0000000000	7/30/2009	0.07	0	-0.1335313926
10/27/2008	0.08	0	0.1335313926	5/6/2009	0.06	0	0.0000000000	7/29/2009	0.07	0	0.0000000000
10/24/2008	0.07	0	-0.1335313926	5/5/2009	0.06	0	0.0000000000	7/28/2009	0.06	0	-0.1541506798
10/23/2008	0.07	0	0.0000000000	5/4/2009	0.08	0	0.2876820725	7/27/2009	0.09	0	0.4054651081
10/22/2008	0.07	0	0.0000000000	5/1/2009	0.08	0	0.0000000000	7/24/2009	0.07	0	-0.2513144283
10/21/2008	0.08	0	0.1335313926	4/30/2009	0.08	0	0.0000000000	7/23/2009	0.1	0	0.3566749439
10/20/2008	0.07	0	-0.1335313926	4/29/2009	0.07	0	-0.1335313926	7/22/2009	0.1	0	0.0000000000
10/17/2008	0.07	0	0.0000000000	4/28/2009	0.08	0	0.1335313926	7/21/2009	0.08	0	-0.2231435513
10/16/2008	0.07	0	0.0000000000	4/27/2009	0.08	0	0.0000000000	7/20/2009	0.09	0	0.1177830357
10/15/2008	0.07	0	0.0000000000	4/24/2009	0.07	0	-0.1335313926	7/17/2009	0.08	0	-0.1177830357
10/14/2008	0.07	0	0.0000000000	4/23/2009	0.09	0	0.2513144283	7/16/2009	0.08	0	0.0000000000
10/13/2008	0.07	0	0.0000000000	4/22/2009	0.09	0	0.0000000000	7/15/2009	0.08	0	0.0000000000
10/10/2008	0.08	0	0.1335313926	4/21/2009	0.1	0	0.1053605157	7/14/2009	0.09	0	0.1177830357
10/9/2008	0.08	0	0.0000000000	4/20/2009	0.1	0	0.0000000000	7/13/2009	0.09	0	0.0000000000
10/8/2008	0.07	0	-0.1335313926	4/17/2009	0.1	0	0.0000000000	7/10/2009	0.08	0	-0.1177830357
10/7/2008	0.08	0	0.1335313926	4/16/2009	0.1	0	0.0000000000	7/9/2009	0.08	0	0.0000000000
10/6/2008	0.08	0	0.0000000000	4/15/2009	0.1	0	0.0000000000	7/8/2009	0.08	0	0.0000000000
10/3/2008	0.1	0	0.2231435513	4/14/2009	0.1	0	0.0000000000	7/7/2009	0.09	0	0.1177830357
10/2/2008	0.1	0	0.0000000000	4/13/2009	0.11	0	0.0953101798	7/6/2009	0.09	0	0.0000000000
10/1/2008	0.1	0	0.0000000000	4/9/2009	0.11	0	0.0000000000	7/2/2009	0.08	0	-0.1177830357
9/30/2008	0.1	0	0.0000000000	4/8/2009	0.12	0	0.0870113770	7/1/2009	0.08	0	0.0000000000
9/29/2008	0.1	0	0.0000000000	4/7/2009	0.11	0	-0.0870113770	6/30/2009	0.08	0	0.0000000000
9/26/2008	0.09	0	-0.1053605157	4/6/2009	0.11	0	0.0000000000	6/29/2009	0.08	0	0.0000000000
9/25/2008	0.1	0	0.1053605157	4/3/2009	0.12	0	0.0870113770	6/26/2009	0.1	0	0.2231435513
9/24/2008	0.09	0	-0.1053605157	4/2/2009	0.13	0	0.0800427077	6/25/2009	0.09	0	-0.1053605157
9/23/2008	0.05	0	-0.5877866649	4/1/2009	0.12	0	-0.0800427077	6/24/2009	0.08	0	-0.1177830357
9/22/2008	0.08	0	0.4700036292	3/31/2009	0.13	0	0.0800427077	6/23/2009	0.1	0	0.2231435513
9/19/2008	0.08	0	0.0000000000	3/30/2009	0.14	0	0.0741079722	6/22/2009	0.1	0	0.0000000000
9/18/2008	0.1	0	0.2231435513	3/27/2009	0.14	0	0.0000000000	6/19/2009	0.1	0	0.0000000000
9/17/2008	0.1	0	0.0000000000	3/26/2009	0.14	0	0.0000000000	6/18/2009	0.1	0	0.0000000000
9/16/2008	0.1	0	0.0000000000	3/25/2009	0.14	0	0.0000000000	6/17/2009	0.11	0	0.0953101798
9/15/2008	0.12	0	0.1823215568	3/24/2009	0.14	0	0.0000000000	6/16/2009	0.11	0	0.0000000000

9/12/2008	0.13	0	0.0800427077	3/23/2009	0.14	0	0.0000000000	6/15/2009	0.11	0	0.0000000000
9/11/2008	0.11	0	-0.1670540847	3/20/2009	0.13	0	-0.0741079722	6/12/2009	0.1	0	-0.0953101798
9/10/2008	0.13	0	0.1670540847	3/19/2009	0.1	0	-0.2623642645	6/11/2009	0.11	0	0.0953101798
9/9/2008	0.14	0	0.0741079722	3/18/2009	0.1	0	0.0000000000	6/10/2009	0.1	0	-0.0953101798
9/8/2008	0.15	0	0.0689928715	3/17/2009	0.1	0	0.0000000000	6/9/2009	0.12	0	0.1823215568
9/5/2008	0.14	0	-0.0689928715	3/16/2009	0.11	0	0.0953101798	6/8/2009	0.09	0	-0.2876820725
9/4/2008	0.14	0	0.0000000000	3/13/2009	0.1	0	-0.0953101798	6/5/2009	0.09	0	0.0000000000
9/3/2008	0.15	0	0.0689928715	3/12/2009	0.1	0	0.0000000000	6/4/2009	0.07	0	-0.2513144283
9/2/2008	0.15	0	0.0000000000	3/11/2009	0.1	0	0.0000000000	6/3/2009	0.07	0	0.0000000000
8/29/2008	0.15	0	0.0000000000	3/10/2009	0.1	0	0.0000000000	6/2/2009	0.09	0	0.2513144283
8/28/2008	0.18	0	0.1823215568	3/9/2009	0.07	0	-0.3566749439	6/1/2009	0.08	0	-0.1177830357
8/27/2008	0.17	0	-0.0571584138	3/6/2009	0.06	0	-0.1541506798	5/29/2009	0.07	0	-0.1335313926
8/26/2008	0.18	0	0.0571584138	3/5/2009	0.06	0	0.0000000000	5/28/2009	0.06	0	-0.1541506798
8/25/2008	0.17	0	-0.0571584138	3/4/2009	0.05	0	-0.1823215568	5/27/2009	0.07	0	0.1541506798
8/22/2008	0.16	0	-0.0606246218	3/3/2009	0.05	0	0.0000000000	5/26/2009	0.08	0	0.1335313926
8/21/2008	0.16	0	0.0000000000	3/2/2009	0.04	0	-0.2231435513	5/22/2009	0.07	0	-0.1335313926
8/20/2008	0.16	0	0.0000000000	2/27/2009	0.03	0	-0.2876820725	5/21/2009	0.07	0	0.0000000000
8/19/2008	0.2	0	0.2231435513	2/26/2009	0.04	0	0.2876820725	5/20/2009	0.07	0	0.0000000000
8/18/2008	0.16	0	-0.2231435513	2/25/2009	0.04	0	0.0000000000	5/19/2009	0.07	0	0.0000000000
8/15/2008	0.16	0	0.0000000000	2/24/2009	0.04	0	0.0000000000	5/18/2009	0.07	0	0.0000000000
8/14/2008	0.17	0	0.0606246218	2/23/2009	0.04	0	0.0000000000	5/15/2009	0.08	0	0.1335313926
8/13/2008	0.17	0	0.0000000000	2/20/2009	0.04	0	0.0000000000	5/14/2009	0.08	0	0.0000000000
8/12/2008	0.17	0	0.0000000000	2/19/2009	0.04	0	0.0000000000	5/13/2009	0.07	0	-0.1335313926
8/11/2008	0.19	0	0.1112256351	2/18/2009	0.04	0	0.0000000000	5/12/2009	0.06	0	-0.1541506798
8/8/2008	0.17	0	-0.1112256351	2/17/2009	0.04	0	0.0000000000	5/11/2009	0.06	0	0.0000000000
8/7/2008	0.17	0	0.0000000000	2/13/2009	0.04	0	0.0000000000	5/8/2009	0.06	0	0.0000000000
8/6/2008	0.18	0	0.0571584138	2/12/2009	0.04	0	0.0000000000	5/7/2009	0.06	0	0.0000000000
8/5/2008	0.19	0	0.0540672213	2/11/2009	0.04	0	0.0000000000	5/6/2009	0.06	0	0.0000000000
8/4/2008	0.18	0	-0.0540672213	2/10/2009	0.04	0	0.0000000000	5/5/2009	0.06	0	0.0000000000
8/1/2008	0.17	0	-0.0571584138	2/9/2009	0.04	0	0.0000000000	5/4/2009	0.08	0	0.2876820725
7/31/2008	0.18	0	0.0571584138	2/6/2009	0.05	0	0.2231435513	5/1/2009	0.08	0	0.0000000000
7/30/2008	0.18	0	0.0000000000	2/5/2009	0.04	0	-0.2231435513	4/30/2009	0.08	0	0.0000000000
7/29/2008	0.16	0	-0.1177830357	2/4/2009	0.04	0	0.0000000000	4/29/2009	0.07	0	-0.1335313926
7/28/2008	0.15	0	-0.0645385211	2/3/2009	0.03	0	-0.2876820725	4/28/2009	0.08	0	0.1335313926
7/25/2008	0.15	0	0.0000000000	2/2/2009	0.03	0	0.0000000000	4/27/2009	0.08	0	0.0000000000
7/24/2008	0.13	0	-0.1431008436	1/30/2009	0.04	0	0.2876820725	4/24/2009	0.07	0	-0.1335313926
7/23/2008	0.1	0	-0.2623642645	1/29/2009	0.05	0	0.2231435513	4/23/2009	0.09	0	0.2513144283
7/22/2008	0.13	0	0.2623642645	1/28/2009	0.04	0	-0.2231435513	4/22/2009	0.09	0	0.0000000000
7/21/2008	0.09	0	-0.3677247801	1/27/2009	0.04	0	0.0000000000	4/21/2009	0.1	0	0.1053605157
7/18/2008	0.1	0	0.1053605157	1/26/2009	0.04	0	0.0000000000	4/20/2009	0.1	0	0.0000000000
7/17/2008	0.08	0	-0.2231435513	1/23/2009	0.04	0	0.0000000000	4/17/2009	0.1	0	0.0000000000
7/16/2008	0.08	0	0.0000000000	1/22/2009	0.04	0	0.0000000000	4/16/2009	0.1	0	0.0000000000
7/15/2008	0.09	0	0.1177830357	1/21/2009	0.04	0	0.0000000000	4/15/2009	0.1	0	0.0000000000
7/14/2008	0.09	0	0.0000000000	1/20/2009	0.04	0	0.0000000000	4/14/2009	0.1	0	0.0000000000
7/11/2008	0.08	0	-0.1177830357	1/16/2009	0.04	0	0.0000000000	4/13/2009	0.11	0	0.0953101798
7/10/2008	0.08	0	0.0000000000	1/15/2009	0.04	0	0.0000000000	4/9/2009	0.11	0	0.0000000000
7/9/2008	0.08	0	0.0000000000	1/14/2009	0.04	0	0.0000000000	4/8/2009	0.12	0	0.0870113770
7/8/2008	0.1	0	0.2231435513	1/13/2009	0.04	0	0.0000000000	4/7/2009	0.11	0	-0.0870113770
7/7/2008	0.2	0	0.6931471806	1/12/2009	0.04	0	0.0000000000	4/6/2009	0.11	0	0.0000000000
7/3/2008	0.08	0	-0.9162907319	1/9/2009	0.04	0	0.0000000000	4/3/2009	0.12	0	0.0870113770
7/2/2008	0.09	0	0.1177830357	1/8/2009	0.04	0	0.0000000000	4/2/2009	0.13	0	0.0800427077
7/1/2008	0.12	0	0.2876820725	1/7/2009	0.03	0	-0.2876820725	4/1/2009	0.12	0	-0.0800427077
6/30/2008	0.13	0	0.0800427077	1/6/2009	0.04	0	0.2876820725	3/31/2009	0.13	0	0.0800427077
6/27/2008	0.11	0	-0.1670540847	1/5/2009	0.04	0	0.0000000000	3/30/2009	0.14	0	0.0741079722
6/26/2008	0.15	0	0.3101549283	1/2/2009	0.04	0	0.0000000000	3/27/2009	0.14	0	0.0000000000
6/25/2008	0.12	0	-0.2231435513	12/31/2008	0.04	0	0.0000000000	3/26/2009	0.14	0	0.0000000000
6/24/2008	0.13	0	0.0800427077	12/30/2008	0.04	0	0.0000000000	3/25/2009	0.14	0	0.0000000000
6/23/2008	0.13	0	0.0000000000	12/29/2008	0.04	0	0.0000000000	3/24/2009	0.14	0	0.0000000000
6/20/2008	0.13	0	0.0000000000	12/26/2008	0.04	0	0.0000000000	3/23/2009	0.14	0	0.0000000000
6/19/2008	0.15	0	0.1431008436	12/24/2008	0.04	0	0.0000000000	3/20/2009	0.13	0	-0.0741079722
6/18/2008	0.12	0	-0.2231435513	12/23/2008	0.04	0	0.0000000000	3/19/2009	0.1	0	-0.2623642645
6/17/2008	0.17	0	0.3483066943	12/22/2008	0.04	0	0.0000000000	3/18/2009	0.1	0	0.0000000000
6/16/2008	0.18	0	0.0571584138	12/19/2008	0.04	0	0.0000000000	3/17/2009	0.1	0	0.0000000000
6/13/2008	0.15	0	-0.1823215568	12/18/2008	0.04	0	0.0000000000	3/16/2009	0.11	0	0.0953101798
6/12/2008	0.19	0	0.2363887781	12/17/2008	0.04	0	0.0000000000	3/13/2009	0.1	0	-0.0953101798
6/11/2008	0.15	0	-0.2363887781	12/16/2008	0.04	0	0.0000000000	3/12/2009	0.1	0	0.0000000000
6/10/2008	0.19	0	0.2363887781	12/15/2008	0.04	0	0.0000000000	3/11/2009	0.1	0	0.0000000000
6/9/2008	0.18	0	-0.0540672213	12/12/2008	0.04	0	0.0000000000	3/10/2009	0.1	0	0.0000000000
6/6/2008	0.2	0	0.1053605157	12/11/2008	0.04	0	0.0000000000	3/9/2009	0.07	0	-0.3566749439
6/5/2008	0.19	0	-0.0512932944	12/10/2008	0.04	0	0.0000000000	3/6/2009	0.06	0	-0.1541506798
6/4/2008	0.18	0	-0.0540672213	12/9/2008	0.04	0	0.0000000000	3/5/2009	0.06	0	0.0000000000
6/3/2008	0.2	0	0.1053605157	12/8/2008	0.04	0	0.0000000000	3/4/2009	0.05	0	-0.1823215568
6/2/2008	0.2	0	0.0000000000	12/5/2008	0.04	0	0.0000000000	3/3/2009	0.05	0	0.0000000000
5/30/2008	0.2	0	0.0000000000	12/4/2008	0.04	0	0.0000000000	3/2/2009	0.04	0	-0.2231435513
5/29/2008	0.2	0	0.0000000000	12/3/2008	0.04	0	0.0000000000	2/27/2009	0.03	0	-0.2876820725
5/28/2008	0.18	0	-0.1053605157	12/2/2008	0.04	0	0.0000000000	2/26/2009	0.04	0	0.2876820725
5/27/2008	0.2	0	0.1053605157	12/1/2008	0.04	0	0.0000000000	2/25/2009	0.04	0	0.0000000000
5/23/2008	0.19	0	-0.0512932944	11/28/2008	0.04	0	0.0000000000	2/24/2009	0.04	0	0.0000000000
5/22/2008	0.25	0	0.2744368457	11/26/2008	0.05	0	0.2231435513	2/23/2009	0.04	0	0.0000000000
5/21/2008	0.23	0	-0.0833816089	11/25/2008	0.05	0	0.0000000000	2/20/2009	0.04	0	0.0000000000
5/20/2008	0.25	0	0.0833816089	11/24/2008	0.04	0	-0.2231435513	2/19/2009	0.04	0	0.0000000000
5/19/2008	0.24	0	-0.0408219945	11/21/2008	0.05	0	0.2231435513	2/18/2009	0.04	0	0.0000000000
5/16/2008	0.23	0	-0.0425596144	11/20/2008	0.05	0	0.0000000000	2/17/2009	0.04	0	0.0000000000
5/15/2008	0.22	0	-0.0444517626	11/19/2008	0.05	0	0.0000000000	2/13/2009	0.04	0	0.0000000000
5/14/2008	0.23	0	0.0444517626	11/18/2008	0.06	0	0.1823215568	2/12/2009	0.04	0	0.0000000000
5/13/2008	0.25	0	0.0833816089	11/17/2008	0.05	0	-0.1823215568	2/11/2009	0.04	0	0.0000000000
5/12/2008	0.29	0	0.1484200051	11/14/2008	0.05	0	0.0000000000	2/10/2009	0.04	0	0.0000000000
5/9/2008	0.27	0	-0.0714589640	11/13/2008	0.05	0	0.0000000000	2/9/2009	0.04	0	0.0000000000
5/8/2008	0.23	0	-0.1603426501	11/12/2008	0.05	0	0.0000000000	2/6/2009	0.05	0	0.2231435513
5/7/2008	0.3	0	0.2657031657	11/11/2008	0.06	0	0.1823215568	2/5/2009	0.04	0	-0.2231435513
5/6/2008	0.28	0	-0.0689928715	11/10/2008	0.06	0	0.0000000000	2/4/2009	0.04	0	0.0000000000
5/5/2008	0.25	0	-0.1133286853	11/7/2008	0.07	0	0.1541506798	2/3/2009	0.03	0	-0.2876820725
5/2/2008	0.24	0	-0.0408219945	11/6/2008	0.07	0	0.0000000000	2/2/2009	0.03	0	0.0000000000
5/1/2008	0.24	0	0.0000000000	11/5/2008	0.07	0	0.0000000000	1/30/2009	0.04	0	0.2876820725
4/30/2008	0.24	0	0.0000000000	11/4/2008	0.05	0	-0.3364722366	1/29/2009	0.05	0	0.2231435513
4/29/2008	0.3	0	0.2231435513	11/3/2008	0.05	0	0.0000000000	1/28/2009	0.04	0	-0.2231435513
4/28/2008	0.24	0	-0.2231435513	10/31/2008	0.07	0	0.3364722366	1/27/2009	0.04	0	0.0000000000
4/25/2008	0.3	0	0.2231435513	10/30/2008	0.05	0	-0.3364722366	1/26/2009	0.04	0	0.0000000000
4/24/2008	0.3	0	0.0000000000	10/29/2008	0.1	0	0.6931471806	1/23/2009	0.04	0	0.0000000000
4/23/2008	0.27	0	-0.1053605157	10/28/2008	0.07	0	-0.3566749439	1/22/2009	0.04	0	0.0000000000
4/22/2008	0.27	0	0.0000000000	10/27/2008	0.08	0	0.1335313926	1/21/2009	0.04	0	0.0000000000
4/21/2008	0.27	0	0.0000000000	10/24/2008	0.07	0	-0.1335313926	1/20/2009	0.04	0	0.0000000000
4/18/2008	0.28	0	0.0363676442	10/23/2008	0.07	0	0.0000000000	1/16/2009	0.04	0	0.0000000000
4/17/2008	0.26	0	-0.0741079722	10/22/2008	0.07	0	0.0000000000	1/15/2009	0.04	0	0.0000000000
4/16/2008	0.25	0	-0.0392207132	10/21/2008	0.08	0	0.1335313926	1/14/2009	0.04	0	0.0000000000
4/15/2008	0.23	0	-0.0833816089	10/20/2008	0.07	0	-0.1335313926	1/13/2009	0.04	0	0.0000000000
4/14/2008	0.24	0	0.0425596144	10/17/2008	0.07	0	0.0000000000	1/12/2009	0.04	0	0.0000000000
4/11/2008	0.27	0	0.1177830357	10/16/2008	0.07	0	0.0000000000	1/9/2009	0.04	0	0.0000000000
4/10/2008	0.27	0	0.0000000000	10/15/2008	0.07	0	0.0000000000	1/8/2009	0.04	0	0.0000000000
4/9/2008	0.23	0	-0.1603426501	10/14/2008	0.07	0	0.0000000000	1/7/2009	0.03	0	-0.2876820725
4/8/2008	0.28	0	0.1967102942	10/13/2008	0.07	0	0.0000000000	1/6/2009	0.04	0	0.2876820725
4/7/2008	0.29	0	0.0350913198	10/10/2008	0.08	0	0.1335313926	1/5/2009	0.04	0	0.0000000000
4/4/2008	0.26	0	-0.1091992920	10/9/2008	0.08	0	0.0000000000	1/2/2009	0.04	0	0.0000000000

1 Year Average				1 Year Average
Computed volatility			258.79%	Computed volatility			250.82%

Observations			253	Observations			253
		Avg				Avg
Date	Stock Price	Dividend	Continuously compounded rate of return	Date	Stock Price	Dividend	Continuously compounded rate of return

3/31/2010	0.12	0		6/30/2010	0.08	0
3/30/2010	0.12	0	0.0000000000	6/29/2010	0.08	0	0.0000000000
3/29/2010	0.12	0	0.0000000000	6/28/2010	0.09	0	0.1177830357
3/26/2010	0.12	0	0.0000000000	6/25/2010	0.09	0	0.0000000000
3/25/2010	0.12	0	0.0000000000	6/24/2010	0.1	0	0.1053605157
3/24/2010	0.13	0	0.0800427077	6/23/2010	0.09	0	-0.1053605157
3/23/2010	0.13	0	0.0000000000	6/22/2010	0.1	0	0.1053605157
3/22/2010	0.12	0	-0.0800427077	6/21/2010	0.11	0	0.0953101798
3/19/2010	0.12	0	0.0000000000	6/18/2010	0.1	0	-0.0953101798
3/18/2010	0.12	0	0.0000000000	6/17/2010	0.11	0	0.0953101798
3/17/2010	0.12	0	0.0000000000	6/16/2010	0.11	0	0.0000000000
3/16/2010	0.13	0	0.0800427077	6/15/2010	0.11	0	0.0000000000
3/15/2010	0.12	0	-0.0800427077	6/14/2010	0.12	0	0.0870113770
3/12/2010	0.13	0	0.0800427077	6/11/2010	0.1	0	-0.1823215568
3/11/2010	0.13	0	0.0000000000	6/10/2010	0.11	0	0.0953101798
3/10/2010	0.13	0	0.0000000000	6/9/2010	0.12	0	0.0870113770
3/9/2010	0.13	0	0.0000000000	6/8/2010	0.12	0	0.0000000000
3/8/2010	0.13	0	0.0000000000	6/7/2010	0.11	0	-0.0870113770
3/5/2010	0.13	0	0.0000000000	6/4/2010	0.11	0	0.0000000000
3/4/2010	0.14	0	0.0741079722	6/3/2010	0.12	0	0.0870113770
3/3/2010	0.13	0	-0.0741079722	6/2/2010	0.11	0	-0.0870113770
3/2/2010	0.13	0	0.0000000000	6/1/2010	0.11	0	0.0000000000
3/1/2010	0.14	0	0.0741079722	5/28/2010	0.11	0	0.0000000000
2/26/2010	0.13	0	-0.0741079722	5/27/2010	0.11	0	0.0000000000
2/25/2010	0.14	0	0.0741079722	5/26/2010	0.13	0	0.1670540847
2/24/2010	0.15	0	0.0689928715	5/25/2010	0.11	0	-0.1670540847
2/23/2010	0.13	0	-0.1431008436	5/24/2010	0.12	0	0.0870113770
2/22/2010	0.13	0	0.0000000000	5/21/2010	0.12	0	0.0000000000
2/19/2010	0.13	0	0.0000000000	5/20/2010	0.13	0	0.0800427077
2/18/2010	0.12	0	-0.0800427077	5/19/2010	0.12	0	-0.0800427077
2/17/2010	0.14	0	0.1541506798	5/18/2010	0.12	0	0.0000000000
2/16/2010	0.13	0	-0.0741079722	5/17/2010	0.12	0	0.0000000000
2/12/2010	0.14	0	0.0741079722	5/14/2010	0.12	0	0.0000000000
2/11/2010	0.14	0	0.0000000000	5/13/2010	0.13	0	0.0800427077
2/10/2010	0.13	0	-0.0741079722	5/12/2010	0.12	0	-0.0800427077
2/9/2010	0.14	0	0.0741079722	5/11/2010	0.12	0	0.0000000000
2/8/2010	0.11	0	-0.2411620568	5/10/2010	0.14	0	0.1541506798
2/5/2010	0.13	0	0.1670540847	5/7/2010	0.14	0	0.0000000000
2/4/2010	0.14	0	0.0741079722	5/6/2010	0.14	0	0.0000000000
2/3/2010	0.13	0	-0.0741079722	5/5/2010	0.14	0	0.0000000000
2/2/2010	0.16	0	0.2076393648	5/4/2010	0.14	0	0.0000000000
2/1/2010	0.14	0	-0.1335313926	5/3/2010	0.11	0	-0.2411620568
1/29/2010	0.12	0	-0.1541506798	4/30/2010	0.12	0	0.0870113770
1/28/2010	0.12	0	0.0000000000	4/29/2010	0.12	0	0.0000000000
1/27/2010	0.13	0	0.0800427077	4/28/2010	0.13	0	0.0800427077
1/26/2010	0.14	0	0.0741079722	4/27/2010	0.12	0	-0.0800427077
1/25/2010	0.14	0	0.0000000000	4/26/2010	0.12	0	0.0000000000
1/22/2010	0.14	0	0.0000000000	4/23/2010	0.13	0	0.0800427077
1/21/2010	0.14	0	0.0000000000	4/22/2010	0.13	0	0.0000000000
1/20/2010	0.13	0	-0.0741079722	4/21/2010	0.14	0	0.0741079722
1/19/2010	0.12	0	-0.0800427077	4/20/2010	0.12	0	-0.1541506798
1/15/2010	0.12	0	0.0000000000	4/19/2010	0.13	0	0.0800427077
1/14/2010	0.15	0	0.2231435513	4/16/2010	0.13	0	0.0000000000
1/13/2010	0.12	0	-0.2231435513	4/15/2010	0.12	0	-0.0800427077
1/12/2010	0.17	0	0.3483066943	4/14/2010	0.13	0	0.0800427077
1/11/2010	0.12	0	-0.3483066943	4/13/2010	0.13	0	0.0000000000
1/8/2010	0.13	0	0.0800427077	4/12/2010	0.14	0	0.0741079722
1/7/2010	0.14	0	0.0741079722	4/9/2010	0.12	0	-0.1541506798
1/6/2010	0.12	0	-0.1541506798	4/8/2010	0.12	0	0.0000000000
1/5/2010	0.12	0	0.0000000000	4/7/2010	0.12	0	0.0000000000
1/4/2010	0.12	0	0.0000000000	4/6/2010	0.12	0	0.0000000000
12/31/2009	0.13	0	0.0800427077	4/5/2010	0.12	0	0.0000000000
12/30/2009	0.15	0	0.1431008436	4/1/2010	0.12	0	0.0000000000
12/29/2009	0.12	0	-0.2231435513	3/31/2010	0.12	0	0.0000000000
12/28/2009	0.14	0	0.1541506798	3/30/2010	0.12	0	0.0000000000
12/24/2009	0.14	0	0.0000000000	3/29/2010	0.12	0	0.0000000000
12/23/2009	0.13	0	-0.0741079722	3/26/2010	0.12	0	0.0000000000
12/22/2009	0.14	0	0.0741079722	3/25/2010	0.12	0	0.0000000000
12/21/2009	0.15	0	0.0689928715	3/24/2010	0.13	0	0.0800427077
12/18/2009	0.14	0	-0.0689928715	3/23/2010	0.13	0	0.0000000000
12/17/2009	0.12	0	-0.1541506798	3/22/2010	0.12	0	-0.0800427077
12/16/2009	0.14	0	0.1541506798	3/19/2010	0.12	0	0.0000000000
12/15/2009	0.15	0	0.0689928715	3/18/2010	0.12	0	0.0000000000
12/14/2009	0.15	0	0.0000000000	3/17/2010	0.12	0	0.0000000000
12/11/2009	0.12	0	-0.2231435513	3/16/2010	0.13	0	0.0800427077
12/10/2009	0.12	0	0.0000000000	3/15/2010	0.12	0	-0.0800427077
12/9/2009	0.12	0	0.0000000000	3/12/2010	0.13	0	0.0800427077
12/8/2009	0.08	0	-0.4054651081	3/11/2010	0.13	0	0.0000000000
12/7/2009	0.08	0	0.0000000000	3/10/2010	0.13	0	0.0000000000
12/4/2009	0.1	0	0.2231435513	3/9/2010	0.13	0	0.0000000000
12/3/2009	0.14	0	0.3364722366	3/8/2010	0.13	0	0.0000000000
12/2/2009	0.12	0	-0.1541506798	3/5/2010	0.13	0	0.0000000000
12/1/2009	0.12	0	0.0000000000	3/4/2010	0.14	0	0.0741079722
11/30/2009	0.15	0	0.2231435513	3/3/2010	0.13	0	-0.0741079722
11/27/2009	0.08	0	-0.6286086594	3/2/2010	0.13	0	0.0000000000
11/25/2009	0.08	0	0.0000000000	3/1/2010	0.14	0	0.0741079722
11/24/2009	0.15	0	0.6286086594	2/26/2010	0.13	0	-0.0741079722
11/23/2009	0.15	0	0.0000000000	2/25/2010	0.14	0	0.0741079722
11/20/2009	0.15	0	0.0000000000	2/24/2010	0.15	0	0.0689928715
11/19/2009	0.15	0	0.0000000000	2/23/2010	0.13	0	-0.1431008436
11/18/2009	0.15	0	0.0000000000	2/22/2010	0.13	0	0.0000000000
11/17/2009	0.15	0	0.0000000000	2/19/2010	0.13	0	0.0000000000
11/16/2009	0.08	0	-0.6286086594	2/18/2010	0.12	0	-0.0800427077
11/13/2009	0.18	0	0.8109302162	2/17/2010	0.14	0	0.1541506798
11/12/2009	0.17	0	-0.0571584138	2/16/2010	0.13	0	-0.0741079722
11/11/2009	0.18	0	0.0571584138	2/12/2010	0.14	0	0.0741079722
11/10/2009	0.18	0	0.0000000000	2/11/2010	0.14	0	0.0000000000
11/9/2009	0.19	0	0.0540672213	2/10/2010	0.13	0	-0.0741079722
11/6/2009	0.15	0	-0.2363887781	2/9/2010	0.14	0	0.0741079722
11/5/2009	0.15	0	0.0000000000	2/8/2010	0.11	0	-0.2411620568
11/4/2009	0.15	0	0.0000000000	2/5/2010	0.13	0	0.1670540847
11/3/2009	0.2	0	0.2876820725	2/4/2010	0.14	0	0.0741079722
11/2/2009	0.19	0	-0.0512932944	2/3/2010	0.13	0	-0.0741079722
10/30/2009	0.19	0	0.0000000000	2/2/2010	0.16	0	0.2076393648
10/29/2009	0.2	0	0.0512932944	2/1/2010	0.14	0	-0.1335313926
10/28/2009	0.19	0	-0.0512932944	1/29/2010	0.12	0	-0.1541506798
10/27/2009	0.18	0	-0.0540672213	1/28/2010	0.12	0	0.0000000000
10/26/2009	0.18	0	0.0000000000	1/27/2010	0.13	0	0.0800427077
10/23/2009	0.19	0	0.0540672213	1/26/2010	0.14	0	0.0741079722
10/22/2009	0.21	0	0.1000834586	1/25/2010	0.14	0	0.0000000000
10/21/2009	0.22	0	0.0465200156	1/22/2010	0.14	0	0.0000000000
10/20/2009	0.22	0	0.0000000000	1/21/2010	0.14	0	0.0000000000
10/19/2009	0.25	0	0.1278333715	1/20/2010	0.13	0	-0.0741079722
10/16/2009	0.21	0	-0.1743533871	1/19/2010	0.12	0	-0.0800427077
10/15/2009	0.18	0	-0.1541506798	1/15/2010	0.12	0	0.0000000000
10/14/2009	0.13	0	-0.3254224004	1/14/2010	0.15	0	0.2231435513
10/13/2009	0.15	0	0.1431008436	1/13/2010	0.12	0	-0.2231435513
10/12/2009	0.11	0	-0.3101549283	1/12/2010	0.17	0	0.3483066943
10/9/2009	0.12	0	0.0870113770	1/11/2010	0.12	0	-0.3483066943
10/8/2009	0.14	0	0.1541506798	1/8/2010	0.13	0	0.0800427077
10/7/2009	0.23	0	0.4964368863	1/7/2010	0.14	0	0.0741079722
10/6/2009	0.11	0	-0.7375989431	1/6/2010	0.12	0	-0.1541506798
10/5/2009	0.14	0	0.2411620568	1/5/2010	0.12	0	0.0000000000
10/2/2009	0.14	0	0.0000000000	1/4/2010	0.12	0	0.0000000000
10/1/2009	0.18	0	0.2513144283	12/31/2009	0.13	0	0.0800427077
9/30/2009	0.11	0	-0.4924764851	12/30/2009	0.15	0	0.1431008436
9/29/2009	0.11	0	0.0000000000	12/29/2009	0.12	0	-0.2231435513
9/28/2009	0.13	0	0.1670540847	12/28/2009	0.14	0	0.1541506798
9/28/2009	0.13	0	0.0000000000	12/24/2009	0.14	0	0.0000000000
9/25/2009	0.15	0	0.1431008436	12/23/2009	0.13	0	-0.0741079722
9/24/2009	0.15	0	0.0000000000	12/22/2009	0.14	0	0.0741079722
9/23/2009	0.14	0	-0.0689928715	12/21/2009	0.15	0	0.0689928715
9/22/2009	0.15	0	0.0689928715	12/18/2009	0.14	0	-0.0689928715
9/21/2009	0.15	0	0.0000000000	12/17/2009	0.12	0	-0.1541506798
9/18/2009	0.16	0	0.0645385211	12/16/2009	0.14	0	0.1541506798
9/17/2009	0.15	0	-0.0645385211	12/15/2009	0.15	0	0.0689928715
9/16/2009	0.16	0	0.0645385211	12/14/2009	0.15	0	0.0000000000
9/15/2009	0.16	0	0.0000000000	12/11/2009	0.12	0	-0.2231435513
9/14/2009	0.19	0	0.1718502569	12/10/2009	0.12	0	0.0000000000
9/11/2009	0.17	0	-0.1112256351	12/9/2009	0.12	0	0.0000000000

9/10/2009	0.18	0	0.0571584138	12/8/2009	0.08	0	-0.4054651081
9/9/2009	0.19	0	0.0540672213	12/7/2009	0.08	0	0.0000000000
9/8/2009	0.21	0	0.1000834586	12/4/2009	0.1	0	0.2231435513
9/4/2009	0.19	0	-0.1000834586	12/3/2009	0.14	0	0.3364722366
9/3/2009	0.19	0	0.0000000000	12/2/2009	0.12	0	-0.1541506798
9/2/2009	0.2	0	0.0512932944	12/1/2009	0.12	0	0.0000000000
9/1/2009	0.2	0	0.0000000000	11/30/2009	0.15	0	0.2231435513
8/31/2009	0.22	0	0.0953101798	11/27/2009	0.08	0	-0.6286086594
8/28/2009	0.22	0	0.0000000000	11/25/2009	0.08	0	0.0000000000
8/27/2009	0.22	0	0.0000000000	11/24/2009	0.15	0	0.6286086594
8/26/2009	0.23	0	0.0444517626	11/23/2009	0.15	0	0.0000000000
8/25/2009	0.22	0	-0.0444517626	11/20/2009	0.15	0	0.0000000000
8/24/2009	0.23	0	0.0444517626	11/19/2009	0.15	0	0.0000000000
8/21/2009	0.22	0	-0.0444517626	11/18/2009	0.15	0	0.0000000000
8/20/2009	0.22	0	0.0000000000	11/17/2009	0.15	0	0.0000000000
8/19/2009	0.2	0	-0.0953101798	11/16/2009	0.08	0	-0.6286086594
8/18/2009	0.2	0	0.0000000000	11/13/2009	0.18	0	0.8109302162
8/17/2009	0.21	0	0.0487901642	11/12/2009	0.17	0	-0.0571584138
8/14/2009	0.22	0	0.0465200156	11/11/2009	0.18	0	0.0571584138
8/13/2009	0.2	0	-0.0953101798	11/10/2009	0.18	0	0.0000000000
8/12/2009	0.18	0	-0.1053605157	11/9/2009	0.19	0	0.0540672213
8/11/2009	0.2	0	0.1053605157	11/6/2009	0.15	0	-0.2363887781
8/10/2009	0.17	0	-0.1625189295	11/5/2009	0.15	0	0.0000000000
8/7/2009	0.14	0	-0.1941560144	11/4/2009	0.15	0	0.0000000000
8/6/2009	0.11	0	-0.2411620568	11/3/2009	0.2	0	0.2876820725
8/5/2009	0.12	0	0.0870113770	11/2/2009	0.19	0	-0.0512932944
8/4/2009	0.11	0	-0.0870113770	10/30/2009	0.19	0	0.0000000000
8/3/2009	0.11	0	0.0000000000	10/29/2009	0.2	0	0.0512932944
7/31/2009	0.08	0	-0.3184537311	10/28/2009	0.19	0	-0.0512932944
7/30/2009	0.07	0	-0.1335313926	10/27/2009	0.18	0	-0.0540672213
7/29/2009	0.07	0	0.0000000000	10/26/2009	0.18	0	0.0000000000
7/28/2009	0.06	0	-0.1541506798	10/23/2009	0.19	0	0.0540672213
7/27/2009	0.09	0	0.4054651081	10/22/2009	0.21	0	0.1000834586
7/24/2009	0.07	0	-0.2513144283	10/21/2009	0.22	0	0.0465200156
7/23/2009	0.1	0	0.3566749439	10/20/2009	0.22	0	0.0000000000
7/22/2009	0.1	0	0.0000000000	10/19/2009	0.25	0	0.1278333715
7/21/2009	0.08	0	-0.2231435513	10/16/2009	0.21	0	-0.1743533871
7/20/2009	0.09	0	0.1177830357	10/15/2009	0.18	0	-0.1541506798
7/17/2009	0.08	0	-0.1177830357	10/14/2009	0.13	0	-0.3254224004
7/16/2009	0.08	0	0.0000000000	10/13/2009	0.15	0	0.1431008436
7/15/2009	0.08	0	0.0000000000	10/12/2009	0.11	0	-0.3101549283
7/14/2009	0.09	0	0.1177830357	10/9/2009	0.12	0	0.0870113770
7/13/2009	0.09	0	0.0000000000	10/8/2009	0.14	0	0.1541506798
7/10/2009	0.08	0	-0.1177830357	10/7/2009	0.23	0	0.4964368863
7/9/2009	0.08	0	0.0000000000	10/6/2009	0.11	0	-0.7375989431
7/8/2009	0.08	0	0.0000000000	10/5/2009	0.14	0	0.2411620568
7/7/2009	0.09	0	0.1177830357	10/2/2009	0.14	0	0.0000000000
7/6/2009	0.09	0	0.0000000000	10/1/2009	0.18	0	0.2513144283
7/2/2009	0.08	0	-0.1177830357	9/30/2009	0.11	0	-0.4924764851
7/1/2009	0.08	0	0.0000000000	9/29/2009	0.11	0	0.0000000000
6/30/2009	0.08	0	0.0000000000	9/28/2009	0.13	0	0.1670540847
6/29/2009	0.08	0	0.0000000000	9/28/2009	0.13	0	0.0000000000
6/26/2009	0.1	0	0.2231435513	9/25/2009	0.15	0	0.1431008436
6/25/2009	0.09	0	-0.1053605157	9/24/2009	0.15	0	0.0000000000
6/24/2009	0.08	0	-0.1177830357	9/23/2009	0.14	0	-0.0689928715
6/23/2009	0.1	0	0.2231435513	9/22/2009	0.15	0	0.0689928715
6/22/2009	0.1	0	0.0000000000	9/21/2009	0.15	0	0.0000000000
6/19/2009	0.1	0	0.0000000000	9/18/2009	0.16	0	0.0645385211
6/18/2009	0.1	0	0.0000000000	9/17/2009	0.15	0	-0.0645385211
6/17/2009	0.11	0	0.0953101798	9/16/2009	0.16	0	0.0645385211
6/16/2009	0.11	0	0.0000000000	9/15/2009	0.16	0	0.0000000000
6/15/2009	0.11	0	0.0000000000	9/14/2009	0.19	0	0.1718502569
6/12/2009	0.1	0	-0.0953101798	9/11/2009	0.17	0	-0.1112256351
6/11/2009	0.11	0	0.0953101798	9/10/2009	0.18	0	0.0571584138
6/10/2009	0.1	0	-0.0953101798	9/9/2009	0.19	0	0.0540672213
6/9/2009	0.12	0	0.1823215568	9/8/2009	0.21	0	0.1000834586
6/8/2009	0.09	0	-0.2876820725	9/4/2009	0.19	0	-0.1000834586
6/5/2009	0.09	0	0.0000000000	9/3/2009	0.19	0	0.0000000000
6/4/2009	0.07	0	-0.2513144283	9/2/2009	0.2	0	0.0512932944
6/3/2009	0.07	0	0.0000000000	9/1/2009	0.2	0	0.0000000000
6/2/2009	0.09	0	0.2513144283	8/31/2009	0.22	0	0.0953101798
6/1/2009	0.08	0	-0.1177830357	8/28/2009	0.22	0	0.0000000000
5/29/2009	0.07	0	-0.1335313926	8/27/2009	0.22	0	0.0000000000
5/28/2009	0.06	0	-0.1541506798	8/26/2009	0.23	0	0.0444517626
5/27/2009	0.07	0	0.1541506798	8/25/2009	0.22	0	-0.0444517626
5/26/2009	0.08	0	0.1335313926	8/24/2009	0.23	0	0.0444517626
5/22/2009	0.07	0	-0.1335313926	8/21/2009	0.22	0	-0.0444517626
5/21/2009	0.07	0	0.0000000000	8/20/2009	0.22	0	0.0000000000
5/20/2009	0.07	0	0.0000000000	8/19/2009	0.2	0	-0.0953101798
5/19/2009	0.07	0	0.0000000000	8/18/2009	0.2	0	0.0000000000
5/18/2009	0.07	0	0.0000000000	8/17/2009	0.21	0	0.0487901642
5/15/2009	0.08	0	0.1335313926	8/14/2009	0.22	0	0.0465200156
5/14/2009	0.08	0	0.0000000000	8/13/2009	0.2	0	-0.0953101798
5/13/2009	0.07	0	-0.1335313926	8/12/2009	0.18	0	-0.1053605157
5/12/2009	0.06	0	-0.1541506798	8/11/2009	0.2	0	0.1053605157
5/11/2009	0.06	0	0.0000000000	8/10/2009	0.17	0	-0.1625189295
5/8/2009	0.06	0	0.0000000000	8/7/2009	0.14	0	-0.1941560144
5/7/2009	0.06	0	0.0000000000	8/6/2009	0.11	0	-0.2411620568
5/6/2009	0.06	0	0.0000000000	8/5/2009	0.12	0	0.0870113770
5/5/2009	0.06	0	0.0000000000	8/4/2009	0.11	0	-0.0870113770
5/4/2009	0.08	0	0.2876820725	8/3/2009	0.11	0	0.0000000000
5/1/2009	0.08	0	0.0000000000	7/31/2009	0.08	0	-0.3184537311
4/30/2009	0.08	0	0.0000000000	7/30/2009	0.07	0	-0.1335313926
4/29/2009	0.07	0	-0.1335313926	7/29/2009	0.07	0	0.0000000000
4/28/2009	0.08	0	0.1335313926	7/28/2009	0.06	0	-0.1541506798
4/27/2009	0.08	0	0.0000000000	7/27/2009	0.09	0	0.4054651081
4/24/2009	0.07	0	-0.1335313926	7/24/2009	0.07	0	-0.2513144283
4/23/2009	0.09	0	0.2513144283	7/23/2009	0.1	0	0.3566749439
4/22/2009	0.09	0	0.0000000000	7/22/2009	0.1	0	0.0000000000
4/21/2009	0.1	0	0.1053605157	7/21/2009	0.08	0	-0.2231435513
4/20/2009	0.1	0	0.0000000000	7/20/2009	0.09	0	0.1177830357
4/17/2009	0.1	0	0.0000000000	7/17/2009	0.08	0	-0.1177830357
4/16/2009	0.1	0	0.0000000000	7/16/2009	0.08	0	0.0000000000
4/15/2009	0.1	0	0.0000000000	7/15/2009	0.08	0	0.0000000000
4/14/2009	0.1	0	0.0000000000	7/14/2009	0.09	0	0.1177830357
4/13/2009	0.11	0	0.0953101798	7/13/2009	0.09	0	0.0000000000
4/9/2009	0.11	0	0.0000000000	7/10/2009	0.08	0	-0.1177830357
4/8/2009	0.12	0	0.0870113770	7/9/2009	0.08	0	0.0000000000
4/7/2009	0.11	0	-0.0870113770	7/8/2009	0.08	0	0.0000000000
4/6/2009	0.11	0	0.0000000000	7/7/2009	0.09	0	0.1177830357
4/3/2009	0.12	0	0.0870113770	7/6/2009	0.09	0	0.0000000000
4/2/2009	0.13	0	0.0800427077	7/2/2009	0.08	0	-0.1177830357
4/1/2009	0.12	0	-0.0800427077	7/1/2009	0.08	0	0.0000000000

1 Year Average				1 Year Average
Computed volatility			250.95%	Computed volatility			206.56%

Observations			253	Observations			253
		Avg				Avg
Date	Stock Price	Dividend	Continuously compounded rate of return	Date	Stock Price	Dividend	Continuously compounded rate of return

6/30/2009	0.08	0		9/30/2009	0.11	0
6/29/2009	0.08	0	0.0000000000	9/29/2009	0.11	0	0.0000000000
6/26/2009	0.1	0	0.2231435513	9/28/2009	0.13	0	0.1670540847
6/25/2009	0.09	0	-0.1053605157	9/28/2009	0.13	0	0.0000000000
6/24/2009	0.08	0	-0.1177830357	9/25/2009	0.15	0	0.1431008436
6/23/2009	0.1	0	0.2231435513	9/24/2009	0.15	0	0.0000000000
6/22/2009	0.1	0	0.0000000000	9/23/2009	0.14	0	-0.0689928715
6/19/2009	0.1	0	0.0000000000	9/22/2009	0.15	0	0.0689928715
6/18/2009	0.1	0	0.0000000000	9/21/2009	0.15	0	0.0000000000
6/17/2009	0.11	0	0.0953101798	9/18/2009	0.16	0	0.0645385211
6/16/2009	0.11	0	0.0000000000	9/17/2009	0.15	0	-0.0645385211
6/15/2009	0.11	0	0.0000000000	9/16/2009	0.16	0	0.0645385211
6/12/2009	0.1	0	-0.0953101798	9/15/2009	0.16	0	0.0000000000
6/11/2009	0.11	0	0.0953101798	9/14/2009	0.19	0	0.1718502569
6/10/2009	0.1	0	-0.0953101798	9/11/2009	0.17	0	-0.1112256351
6/9/2009	0.12	0	0.1823215568	9/10/2009	0.18	0	0.0571584138
6/8/2009	0.09	0	-0.2876820725	9/9/2009	0.19	0	0.0540672213
6/5/2009	0.09	0	0.0000000000	9/8/2009	0.21	0	0.1000834586
6/4/2009	0.07	0	-0.2513144283	9/4/2009	0.19	0	-0.1000834586
6/3/2009	0.07	0	0.0000000000	9/3/2009	0.19	0	0.0000000000
6/2/2009	0.09	0	0.2513144283	9/2/2009	0.2	0	0.0512932944
6/1/2009	0.08	0	-0.1177830357	9/1/2009	0.2	0	0.0000000000
5/29/2009	0.07	0	-0.1335313926	8/31/2009	0.22	0	0.0953101798
5/28/2009	0.06	0	-0.1541506798	8/28/2009	0.22	0	0.0000000000
5/27/2009	0.07	0	0.1541506798	8/27/2009	0.22	0	0.0000000000
5/26/2009	0.08	0	0.1335313926	8/26/2009	0.23	0	0.0444517626
5/22/2009	0.07	0	-0.1335313926	8/25/2009	0.22	0	-0.0444517626
5/21/2009	0.07	0	0.0000000000	8/24/2009	0.23	0	0.0444517626
5/20/2009	0.07	0	0.0000000000	8/21/2009	0.22	0	-0.0444517626
5/19/2009	0.07	0	0.0000000000	8/20/2009	0.22	0	0.0000000000
5/18/2009	0.07	0	0.0000000000	8/19/2009	0.2	0	-0.0953101798
5/15/2009	0.08	0	0.1335313926	8/18/2009	0.2	0	0.0000000000
5/14/2009	0.08	0	0.0000000000	8/17/2009	0.21	0	0.0487901642
5/13/2009	0.07	0	-0.1335313926	8/14/2009	0.22	0	0.0465200156
5/12/2009	0.06	0	-0.1541506798	8/13/2009	0.2	0	-0.0953101798
5/11/2009	0.06	0	0.0000000000	8/12/2009	0.18	0	-0.1053605157
5/8/2009	0.06	0	0.0000000000	8/11/2009	0.2	0	0.1053605157
5/7/2009	0.06	0	0.0000000000	8/10/2009	0.17	0	-0.1625189295
5/6/2009	0.06	0	0.0000000000	8/7/2009	0.14	0	-0.1941560144
5/5/2009	0.06	0	0.0000000000	8/6/2009	0.11	0	-0.2411620568
5/4/2009	0.08	0	0.2876820725	8/5/2009	0.12	0	0.0870113770
5/1/2009	0.08	0	0.0000000000	8/4/2009	0.11	0	-0.0870113770
4/30/2009	0.08	0	0.0000000000	8/3/2009	0.11	0	0.0000000000
4/29/2009	0.07	0	-0.1335313926	7/31/2009	0.08	0	-0.3184537311
4/28/2009	0.08	0	0.1335313926	7/30/2009	0.07	0	-0.1335313926
4/27/2009	0.08	0	0.0000000000	7/29/2009	0.07	0	0.0000000000
4/24/2009	0.07	0	-0.1335313926	7/28/2009	0.06	0	-0.1541506798
4/23/2009	0.09	0	0.2513144283	7/27/2009	0.09	0	0.4054651081
4/22/2009	0.09	0	0.0000000000	7/24/2009	0.07	0	-0.2513144283
4/21/2009	0.1	0	0.1053605157	7/23/2009	0.1	0	0.3566749439
4/20/2009	0.1	0	0.0000000000	7/22/2009	0.1	0	0.0000000000
4/17/2009	0.1	0	0.0000000000	7/21/2009	0.08	0	-0.2231435513
4/16/2009	0.1	0	0.0000000000	7/20/2009	0.09	0	0.1177830357
4/15/2009	0.1	0	0.0000000000	7/17/2009	0.08	0	-0.1177830357
4/14/2009	0.1	0	0.0000000000	7/16/2009	0.08	0	0.0000000000
4/13/2009	0.11	0	0.0953101798	7/15/2009	0.08	0	0.0000000000
4/9/2009	0.11	0	0.0000000000	7/14/2009	0.09	0	0.1177830357
4/8/2009	0.12	0	0.0870113770	7/13/2009	0.09	0	0.0000000000
4/7/2009	0.11	0	-0.0870113770	7/10/2009	0.08	0	-0.1177830357
4/6/2009	0.11	0	0.0000000000	7/9/2009	0.08	0	0.0000000000
4/3/2009	0.12	0	0.0870113770	7/8/2009	0.08	0	0.0000000000
4/2/2009	0.13	0	0.0800427077	7/7/2009	0.09	0	0.1177830357
4/1/2009	0.12	0	-0.0800427077	7/6/2009	0.09	0	0.0000000000
3/31/2009	0.13	0	0.0800427077	7/2/2009	0.08	0	-0.1177830357
3/30/2009	0.14	0	0.0741079722	7/1/2009	0.08	0	0.0000000000
3/27/2009	0.14	0	0.0000000000	6/30/2009	0.08	0	0.0000000000
3/26/2009	0.14	0	0.0000000000	6/29/2009	0.08	0	0.0000000000
3/25/2009	0.14	0	0.0000000000	6/26/2009	0.1	0	0.2231435513
3/24/2009	0.14	0	0.0000000000	6/25/2009	0.09	0	-0.1053605157
3/23/2009	0.14	0	0.0000000000	6/24/2009	0.08	0	-0.1177830357
3/20/2009	0.13	0	-0.0741079722	6/23/2009	0.1	0	0.2231435513
3/19/2009	0.1	0	-0.2623642645	6/22/2009	0.1	0	0.0000000000
3/18/2009	0.1	0	0.0000000000	6/19/2009	0.1	0	0.0000000000
3/17/2009	0.1	0	0.0000000000	6/18/2009	0.1	0	0.0000000000
3/16/2009	0.11	0	0.0953101798	6/17/2009	0.11	0	0.0953101798
3/13/2009	0.1	0	-0.0953101798	6/16/2009	0.11	0	0.0000000000
3/12/2009	0.1	0	0.0000000000	6/15/2009	0.11	0	0.0000000000
3/11/2009	0.1	0	0.0000000000	6/12/2009	0.1	0	-0.0953101798
3/10/2009	0.1	0	0.0000000000	6/11/2009	0.11	0	0.0953101798
3/9/2009	0.07	0	-0.3566749439	6/10/2009	0.1	0	-0.0953101798
3/6/2009	0.06	0	-0.1541506798	6/9/2009	0.12	0	0.1823215568
3/5/2009	0.06	0	0.0000000000	6/8/2009	0.09	0	-0.2876820725
3/4/2009	0.05	0	-0.1823215568	6/5/2009	0.09	0	0.0000000000
3/3/2009	0.05	0	0.0000000000	6/4/2009	0.07	0	-0.2513144283
3/2/2009	0.04	0	-0.2231435513	6/3/2009	0.07	0	0.0000000000
2/27/2009	0.03	0	-0.2876820725	6/2/2009	0.09	0	0.2513144283
2/26/2009	0.04	0	0.2876820725	6/1/2009	0.08	0	-0.1177830357
2/25/2009	0.04	0	0.0000000000	5/29/2009	0.07	0	-0.1335313926
2/24/2009	0.04	0	0.0000000000	5/28/2009	0.06	0	-0.1541506798
2/23/2009	0.04	0	0.0000000000	5/27/2009	0.07	0	0.1541506798
2/20/2009	0.04	0	0.0000000000	5/26/2009	0.08	0	0.1335313926
2/19/2009	0.04	0	0.0000000000	5/22/2009	0.07	0	-0.1335313926
2/18/2009	0.04	0	0.0000000000	5/21/2009	0.07	0	0.0000000000
2/17/2009	0.04	0	0.0000000000	5/20/2009	0.07	0	0.0000000000
2/13/2009	0.04	0	0.0000000000	5/19/2009	0.07	0	0.0000000000
2/12/2009	0.04	0	0.0000000000	5/18/2009	0.07	0	0.0000000000
2/11/2009	0.04	0	0.0000000000	5/15/2009	0.08	0	0.1335313926
2/10/2009	0.04	0	0.0000000000	5/14/2009	0.08	0	0.0000000000
2/9/2009	0.04	0	0.0000000000	5/13/2009	0.07	0	-0.1335313926
2/6/2009	0.05	0	0.2231435513	5/12/2009	0.06	0	-0.1541506798
2/5/2009	0.04	0	-0.2231435513	5/11/2009	0.06	0	0.0000000000
2/4/2009	0.04	0	0.0000000000	5/8/2009	0.06	0	0.0000000000
2/3/2009	0.03	0	-0.2876820725	5/7/2009	0.06	0	0.0000000000
2/2/2009	0.03	0	0.0000000000	5/6/2009	0.06	0	0.0000000000
1/30/2009	0.04	0	0.2876820725	5/5/2009	0.06	0	0.0000000000
1/29/2009	0.05	0	0.2231435513	5/4/2009	0.08	0	0.2876820725
1/28/2009	0.04	0	-0.2231435513	5/1/2009	0.08	0	0.0000000000
1/27/2009	0.04	0	0.0000000000	4/30/2009	0.08	0	0.0000000000
1/26/2009	0.04	0	0.0000000000	4/29/2009	0.07	0	-0.1335313926
1/23/2009	0.04	0	0.0000000000	4/28/2009	0.08	0	0.1335313926
1/22/2009	0.04	0	0.0000000000	4/27/2009	0.08	0	0.0000000000
1/21/2009	0.04	0	0.0000000000	4/24/2009	0.07	0	-0.1335313926
1/20/2009	0.04	0	0.0000000000	4/23/2009	0.09	0	0.2513144283
1/16/2009	0.04	0	0.0000000000	4/22/2009	0.09	0	0.0000000000
1/15/2009	0.04	0	0.0000000000	4/21/2009	0.1	0	0.1053605157
1/14/2009	0.04	0	0.0000000000	4/20/2009	0.1	0	0.0000000000
1/13/2009	0.04	0	0.0000000000	4/17/2009	0.1	0	0.0000000000
1/12/2009	0.04	0	0.0000000000	4/16/2009	0.1	0	0.0000000000
1/9/2009	0.04	0	0.0000000000	4/15/2009	0.1	0	0.0000000000
1/8/2009	0.04	0	0.0000000000	4/14/2009	0.1	0	0.0000000000
1/7/2009	0.03	0	-0.2876820725	4/13/2009	0.11	0	0.0953101798
1/6/2009	0.04	0	0.2876820725	4/9/2009	0.11	0	0.0000000000
1/5/2009	0.04	0	0.0000000000	4/8/2009	0.12	0	0.0870113770
1/2/2009	0.04	0	0.0000000000	4/7/2009	0.11	0	-0.0870113770
12/31/2008	0.04	0	0.0000000000	4/6/2009	0.11	0	0.0000000000
12/30/2008	0.04	0	0.0000000000	4/3/2009	0.12	0	0.0870113770
12/29/2008	0.04	0	0.0000000000	4/2/2009	0.13	0	0.0800427077
12/26/2008	0.04	0	0.0000000000	4/1/2009	0.12	0	-0.0800427077
12/24/2008	0.04	0	0.0000000000	3/31/2009	0.13	0	0.0800427077
12/23/2008	0.04	0	0.0000000000	3/30/2009	0.14	0	0.0741079722
12/22/2008	0.04	0	0.0000000000	3/27/2009	0.14	0	0.0000000000
12/19/2008	0.04	0	0.0000000000	3/26/2009	0.14	0	0.0000000000
12/18/2008	0.04	0	0.0000000000	3/25/2009	0.14	0	0.0000000000
12/17/2008	0.04	0	0.0000000000	3/24/2009	0.14	0	0.0000000000
12/16/2008	0.04	0	0.0000000000	3/23/2009	0.14	0	0.0000000000
12/15/2008	0.04	0	0.0000000000	3/20/2009	0.13	0	-0.0741079722
12/12/2008	0.04	0	0.0000000000	3/19/2009	0.1	0	-0.2623642645
12/11/2008	0.04	0	0.0000000000	3/18/2009	0.1	0	0.0000000000
12/10/2008	0.04	0	0.0000000000	3/17/2009	0.1	0	0.0000000000
12/9/2008	0.04	0	0.0000000000	3/16/2009	0.11	0	0.0953101798

12/8/2008	0.04	0	0.0000000000	3/13/2009	0.1	0	-0.0953101798
12/5/2008	0.04	0	0.0000000000	3/12/2009	0.1	0	0.0000000000
12/4/2008	0.04	0	0.0000000000	3/11/2009	0.1	0	0.0000000000
12/3/2008	0.04	0	0.0000000000	3/10/2009	0.1	0	0.0000000000
12/2/2008	0.04	0	0.0000000000	3/9/2009	0.07	0	-0.3566749439
12/1/2008	0.04	0	0.0000000000	3/6/2009	0.06	0	-0.1541506798
11/28/2008	0.04	0	0.0000000000	3/5/2009	0.06	0	0.0000000000
11/26/2008	0.05	0	0.2231435513	3/4/2009	0.05	0	-0.1823215568
11/25/2008	0.05	0	0.0000000000	3/3/2009	0.05	0	0.0000000000
11/24/2008	0.04	0	-0.2231435513	3/2/2009	0.04	0	-0.2231435513
11/21/2008	0.05	0	0.2231435513	2/27/2009	0.03	0	-0.2876820725
11/20/2008	0.05	0	0.0000000000	2/26/2009	0.04	0	0.2876820725
11/19/2008	0.05	0	0.0000000000	2/25/2009	0.04	0	0.0000000000
11/18/2008	0.06	0	0.1823215568	2/24/2009	0.04	0	0.0000000000
11/17/2008	0.05	0	-0.1823215568	2/23/2009	0.04	0	0.0000000000
11/14/2008	0.05	0	0.0000000000	2/20/2009	0.04	0	0.0000000000
11/13/2008	0.05	0	0.0000000000	2/19/2009	0.04	0	0.0000000000
11/12/2008	0.05	0	0.0000000000	2/18/2009	0.04	0	0.0000000000
11/11/2008	0.06	0	0.1823215568	2/17/2009	0.04	0	0.0000000000
11/10/2008	0.06	0	0.0000000000	2/13/2009	0.04	0	0.0000000000
11/7/2008	0.07	0	0.1541506798	2/12/2009	0.04	0	0.0000000000
11/6/2008	0.07	0	0.0000000000	2/11/2009	0.04	0	0.0000000000
11/5/2008	0.07	0	0.0000000000	2/10/2009	0.04	0	0.0000000000
11/4/2008	0.05	0	-0.3364722366	2/9/2009	0.04	0	0.0000000000
11/3/2008	0.05	0	0.0000000000	2/6/2009	0.05	0	0.2231435513
10/31/2008	0.07	0	0.3364722366	2/5/2009	0.04	0	-0.2231435513
10/30/2008	0.05	0	-0.3364722366	2/4/2009	0.04	0	0.0000000000
10/29/2008	0.1	0	0.6931471806	2/3/2009	0.03	0	-0.2876820725
10/28/2008	0.07	0	-0.3566749439	2/2/2009	0.03	0	0.0000000000
10/27/2008	0.08	0	0.1335313926	1/30/2009	0.04	0	0.2876820725
10/24/2008	0.07	0	-0.1335313926	1/29/2009	0.05	0	0.2231435513
10/23/2008	0.07	0	0.0000000000	1/28/2009	0.04	0	-0.2231435513
10/22/2008	0.07	0	0.0000000000	1/27/2009	0.04	0	0.0000000000
10/21/2008	0.08	0	0.1335313926	1/26/2009	0.04	0	0.0000000000
10/20/2008	0.07	0	-0.1335313926	1/23/2009	0.04	0	0.0000000000
10/17/2008	0.07	0	0.0000000000	1/22/2009	0.04	0	0.0000000000
10/16/2008	0.07	0	0.0000000000	1/21/2009	0.04	0	0.0000000000
10/15/2008	0.07	0	0.0000000000	1/20/2009	0.04	0	0.0000000000
10/14/2008	0.07	0	0.0000000000	1/16/2009	0.04	0	0.0000000000
10/13/2008	0.07	0	0.0000000000	1/15/2009	0.04	0	0.0000000000
10/10/2008	0.08	0	0.1335313926	1/14/2009	0.04	0	0.0000000000
10/9/2008	0.08	0	0.0000000000	1/13/2009	0.04	0	0.0000000000
10/8/2008	0.07	0	-0.1335313926	1/12/2009	0.04	0	0.0000000000
10/7/2008	0.08	0	0.1335313926	1/9/2009	0.04	0	0.0000000000
10/6/2008	0.08	0	0.0000000000	1/8/2009	0.04	0	0.0000000000
10/3/2008	0.1	0	0.2231435513	1/7/2009	0.03	0	-0.2876820725
10/2/2008	0.1	0	0.0000000000	1/6/2009	0.04	0	0.2876820725
10/1/2008	0.1	0	0.0000000000	1/5/2009	0.04	0	0.0000000000
9/30/2008	0.1	0	0.0000000000	1/2/2009	0.04	0	0.0000000000
9/29/2008	0.1	0	0.0000000000	12/31/2008	0.04	0	0.0000000000
9/26/2008	0.09	0	-0.1053605157	12/30/2008	0.04	0	0.0000000000
9/25/2008	0.1	0	0.1053605157	12/29/2008	0.04	0	0.0000000000
9/24/2008	0.09	0	-0.1053605157	12/26/2008	0.04	0	0.0000000000
9/23/2008	0.05	0	-0.5877866649	12/24/2008	0.04	0	0.0000000000
9/22/2008	0.08	0	0.4700036292	12/23/2008	0.04	0	0.0000000000
9/19/2008	0.08	0	0.0000000000	12/22/2008	0.04	0	0.0000000000
9/18/2008	0.1	0	0.2231435513	12/19/2008	0.04	0	0.0000000000
9/17/2008	0.1	0	0.0000000000	12/18/2008	0.04	0	0.0000000000
9/16/2008	0.1	0	0.0000000000	12/17/2008	0.04	0	0.0000000000
9/15/2008	0.12	0	0.1823215568	12/16/2008	0.04	0	0.0000000000
9/12/2008	0.13	0	0.0800427077	12/15/2008	0.04	0	0.0000000000
9/11/2008	0.11	0	-0.1670540847	12/12/2008	0.04	0	0.0000000000
9/10/2008	0.13	0	0.1670540847	12/11/2008	0.04	0	0.0000000000
9/9/2008	0.14	0	0.0741079722	12/10/2008	0.04	0	0.0000000000
9/8/2008	0.15	0	0.0689928715	12/9/2008	0.04	0	0.0000000000
9/5/2008	0.14	0	-0.0689928715	12/8/2008	0.04	0	0.0000000000
9/4/2008	0.14	0	0.0000000000	12/5/2008	0.04	0	0.0000000000
9/3/2008	0.15	0	0.0689928715	12/4/2008	0.04	0	0.0000000000
9/2/2008	0.15	0	0.0000000000	12/3/2008	0.04	0	0.0000000000
8/29/2008	0.15	0	0.0000000000	12/2/2008	0.04	0	0.0000000000
8/28/2008	0.18	0	0.1823215568	12/1/2008	0.04	0	0.0000000000
8/27/2008	0.17	0	-0.0571584138	11/28/2008	0.04	0	0.0000000000
8/26/2008	0.18	0	0.0571584138	11/26/2008	0.05	0	0.2231435513
8/25/2008	0.17	0	-0.0571584138	11/25/2008	0.05	0	0.0000000000
8/22/2008	0.16	0	-0.0606246218	11/24/2008	0.04	0	-0.2231435513
8/21/2008	0.16	0	0.0000000000	11/21/2008	0.05	0	0.2231435513
8/20/2008	0.16	0	0.0000000000	11/20/2008	0.05	0	0.0000000000
8/19/2008	0.2	0	0.2231435513	11/19/2008	0.05	0	0.0000000000
8/18/2008	0.16	0	-0.2231435513	11/18/2008	0.06	0	0.1823215568
8/15/2008	0.16	0	0.0000000000	11/17/2008	0.05	0	-0.1823215568
8/14/2008	0.17	0	0.0606246218	11/14/2008	0.05	0	0.0000000000
8/13/2008	0.17	0	0.0000000000	11/13/2008	0.05	0	0.0000000000
8/12/2008	0.17	0	0.0000000000	11/12/2008	0.05	0	0.0000000000
8/11/2008	0.19	0	0.1112256351	11/11/2008	0.06	0	0.1823215568
8/8/2008	0.17	0	-0.1112256351	11/10/2008	0.06	0	0.0000000000
8/7/2008	0.17	0	0.0000000000	11/7/2008	0.07	0	0.1541506798
8/6/2008	0.18	0	0.0571584138	11/6/2008	0.07	0	0.0000000000
8/5/2008	0.19	0	0.0540672213	11/5/2008	0.07	0	0.0000000000
8/4/2008	0.18	0	-0.0540672213	11/4/2008	0.05	0	-0.3364722366
8/1/2008	0.17	0	-0.0571584138	11/3/2008	0.05	0	0.0000000000
7/31/2008	0.18	0	0.0571584138	10/31/2008	0.07	0	0.3364722366
7/30/2008	0.18	0	0.0000000000	10/30/2008	0.05	0	-0.3364722366
7/29/2008	0.16	0	-0.1177830357	10/29/2008	0.1	0	0.6931471806
7/28/2008	0.15	0	-0.0645385211	10/28/2008	0.07	0	-0.3566749439
7/25/2008	0.15	0	0.0000000000	10/27/2008	0.08	0	0.1335313926
7/24/2008	0.13	0	-0.1431008436	10/24/2008	0.07	0	-0.1335313926
7/23/2008	0.1	0	-0.2623642645	10/23/2008	0.07	0	0.0000000000
7/22/2008	0.13	0	0.2623642645	10/22/2008	0.07	0	0.0000000000
7/21/2008	0.09	0	-0.3677247801	10/21/2008	0.08	0	0.1335313926
7/18/2008	0.1	0	0.1053605157	10/20/2008	0.07	0	-0.1335313926
7/17/2008	0.08	0	-0.2231435513	10/17/2008	0.07	0	0.0000000000
7/16/2008	0.08	0	0.0000000000	10/16/2008	0.07	0	0.0000000000
7/15/2008	0.09	0	0.1177830357	10/15/2008	0.07	0	0.0000000000
7/14/2008	0.09	0	0.0000000000	10/14/2008	0.07	0	0.0000000000
7/11/2008	0.08	0	-0.1177830357	10/13/2008	0.07	0	0.0000000000
7/10/2008	0.08	0	0.0000000000	10/10/2008	0.08	0	0.1335313926
7/9/2008	0.08	0	0.0000000000	10/9/2008	0.08	0	0.0000000000
7/8/2008	0.1	0	0.2231435513	10/8/2008	0.07	0	-0.1335313926
7/7/2008	0.2	0	0.6931471806	10/7/2008	0.08	0	0.1335313926
7/3/2008	0.08	0	-0.9162907319	10/6/2008	0.08	0	0.0000000000
7/2/2008	0.09	0	0.1177830357	10/3/2008	0.1	0	0.2231435513
7/1/2008	0.12	0	0.2876820725	10/2/2008	0.1	0	0.0000000000
7/1/2009	0.08	0	-0.4054651081	10/1/2008	0.1	0	0.0000000000

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus; it does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus before making an investment decision.

Throughout this prospectus, the terms “we,” “us,” “our,” and “our company” refer to DC Brands International, Inc., a Colorado corporation.

Company Overview

We specialize in the manufacture, marketing and distribution of health related products that utilize natural botanicals, vitamins, minerals and supplements and are aimed at maximizing the full potential of the body. Our current focus is on the sale of our products under our H.A.R.D Nutrition label.  To date, a substantial portion of our revenue has been derived from the sale of our products under this label. We currently have two distinct types of product that are sold under our H.A.R.D. Nutrition logo; our Functional Water System and nutritional supplements.  The Functional Water System and nutritional supplements can each be further categorized into four sub product lines; each line tailored to different health and daily needs: our performance, strength and training line, our wellness and beauty line, our weight loss and diet line and our energy line. Our H.A.R.D. Nutrition Functional Water System provides consumers with the convenience of the unique combination of nutraceutical supplements with a functional beverage. All of the products sold under our H.A.R.D. Nutrition Functional Water System are sold in a bottle which combines in one container water, which is lightly flavored, with vitamins stored in our patented, licensed flip top compartment on the top of the bottle.  The water provides the hydration and catalyst needed for absorption of the specially formulated nutraceutical capsules contained in the bottle’s flip top compartment.  We also sell other products included in our H.A.R.D. Nutrition label such as herbal supplements which are made from a mixture of herbs and have been formulated to help maintain good health  by providing the supplements that we believe are needed by our  body but cannot be readily obtained from foods.
To date, our market focus has been in the Colorado area, where we have sold products indirectly to retail stores, including the King Soopers grocery store chain, through a variety of distributors   and directly to retail stores and health and fitness establishments, including the Max Muscle retail health and fitness chain. We also sell products directly from our corporate headquarters and through our website. Subject to being able to secure sufficient capital on commercially acceptable terms and attractive commercial prospects, we intend to expand our marketing efforts in the United States beyond the local Colorado area.

We were incorporated in 1998 in Colorado under the name Telamerge Holding Corp. In 2004, we changed our name to DC Brands International, Inc. in connection with our anticipated acquisition of DC Brands, LLC.  Our principal offices are located at 9500 W. 49th Avenue, Suite D-106, Wheat Ridge, Colorado 80033.  Our telephone number is 303-279-3800.  Information about our products can be obtained from our website www.hardnutrition.com.

RISK FACTORS

Investing in our common stock involves a high degree of risk, and you should be able to bear the complete loss of your investment. You should carefully consider the risks described below, the other information in this Prospectus, the documents incorporated by reference herein and the risk factors discussed in our other filings with the Securities and Exchange Commission when evaluating our company and our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known by us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and investors could lose all or a part of the money paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

We have a limited operating history in our current line of business.

Because we have a limited operating history in our current line of business, there can be no assurance that we will be able to implement any aspect of our business plan or establish a successful business.  We are subject to all of the business risks and uncertainties associated with any new business enterprise, including product acceptance, establishing an effective distribution channel and having sufficient funds.  In 2004, we changed our focus to the manufacture of energy drinks.  In 2006, we began selling health related products under our H.A.R.D. nutrition label, which to date has only been sold in a small targeted territory.

We may not be profitable.

We expect to incur operating losses for the foreseeable future.   Our marketing program, which we consider to be crucial to our future success, has required significant expenditures. These expenditures will result in a loss until adequate revenues are derived from sales.  For the quarters ended June 30 , 2010 and 2009, we had revenue of $ 208,055 and $ 44,028 , respectively and sustained a net loss of $ 3,147,596 and $ 1,262,962 , respectively.   For the six months ended June 30 2010 and 2009 we had revenue of  $353,990 and $101,853 respectively and sustained a net loss of $4,478,963 and $1,587,939 respectively . For the years ending December 31, 2009 and 2008, we had revenue of $629,525 and $249,780, respectively and sustained a net loss of $ 5,365,216 and $26,226,356, respectively.  Our ability to become profitable depends on our ability to have successful operations and generate and sustain sales, while maintaining reasonable expense levels, all of which are uncertain in light of our limited operating history in our current line of business.

We may not be able to continue as a going concern.

The opinion of our independent registered accounting firm for our fiscal years ended December 31, 2009 and December 31, 2008 is qualified subject to substantial doubt as to our ability to continue as a going concern.   See “Report of Independent Registered Public Accounting Firm” and the notes to our Financial Statements.   During the year ended December 31, 2009 we incurred $4,152,128 of operating expenses, had a net loss of ($ 5,365,216 ) and at December 31, 2009 had an accumulated deficit of $ 70,011,257 and stockholders’ deficit of $ 5,438,650 .   During the year ended December 31, 2008 we incurred $23,997,304 of operating expenses, had a net loss of ($26,226,356) and at December 31, 2008 had an accumulated deficit of $64,646,041 and a stockholders’ deficit of $5,968,476.

Our products have been sold in a limited territory, which may not be indicative of the acceptance of our products in a broader territory.

To date, our products have been sold in a limited territory.  We currently focus our sales and marketing efforts in the Colorado area.  In fact, substantially all of our revenue for the quarter ended and six months ended June 30 , 2010 and the year ended December 31, 2009 was derived from sales in the Colorado area.  Our marketing efforts have also been limited to this territory and have  included advertising on KOA, the Broncos radio station, and retention of Chris Anderson of the Denver Nuggets as one of our spokespeople.  If our current market becomes saturated, our sales will be adversely impacted.  Our success will be dependent upon our ability to expand our sales territory and our ability to apply our sales and marketing plans used in our current territory to a broader territory.  Our inability to expand our territory will have an adverse impact on our anticipated revenue.

The loss of King Soopers as a customer would have a material adverse effect on our business.

We sell a substantial portion of our H.A.R.D. Nutritional Functional Water Systems indirectly to King Soopers, a grocery chain in Colorado which is a division of Krogers. The loss of King Soopers as a customer would have a material adverse effect on our business. We do not have any written agreement with King Soopers and they are not required  to purchase any specified quantity of products from us. In August 2009 we entered into an oral agreement with King Soopers pursuant to which we agreed not to sell our Functional Water Systems to any other grocery stores or allow any distributors to sell our products to any grocery stores until the end of the first quarter of 2010 so long as they continued to sell our Functional Water Systems.  The agreement was subsequently extended until August 1, 2010, when it expired.  Although the agreement did not guarantee any purchase quantities or marketing or display terms, our indirect sales to King Soopers represented a significant quantity of our product sales. Since August 1, 2001, we and our distributors are no longer prohibited from selling our Functional Water Systems to other grocery stores, however, our indirect sales to King Soopers continue to remain stable and continue to represent a significant portion of our Functional Water Systems sales.  Although we consider our relationship with King Soopers to be good, they could at any time decide not to purchase our beverages.

We are dependent upon the public image of our advertisers, the KOA radio station and   Chris Andersen, our representative.

If there is any negative publicity about the companies that advertise our products, the affiliated sports teams or  the athletes or celebrities that we hire as spokespeople, the negative publicity could have an adverse impact on our sales. A large part of our marketing plan has revolved around increasing our public image in the Colorado territory by having associations with sports teams and athletes.  We are currently a sponsor on the KAO radio station that is the Broncos radio station and advertises our products and we have entered into an agreement with Chris Andersen, a player with the Denver Nuggets, to use his name in connection with the promotion of our products.

To date, our market focus has been in the Colorado area, where we have sold products indirectly to retail stores, including the King Soopers grocery store chain, through   a variety of distributors and directly to retail stores and health and fitness establishments, including the Max Muscle retail health and fitness chain as well as myriad health and fitness and gym locations.  We also sell products directly from our corporate headquarters and through our website. Subject to being able to secure sufficient capital on commercially acceptable terms and attractive commercial prospects, we intend to expand our marketing efforts in the United States beyond the local Colorado area.

We were incorporated in 1998 in Colorado under the name Telamerge Holding Corp. In 2004, we changed our name to DC Brands International, Inc. in connection with our anticipated acquisition of DC Brands, LLC.

We have only recently commenced operations of products that are sports and fitness based nutraceutical supplements under the H.A.R.D. Nutrition label.  In fact, our first functional water sales were made in August of 2009.  Prior to 2006, our main focus was on the manufacture and sale of energy drinks.

Our principal offices are located at 9500 W. 49th Avenue, Suite D-106, Wheat Ridge, Colorado 80033.  Our telephone number is 303-279-3800.  Information about our products can be obtained from our website www.hardnutrition.com.

History

We were incorporated under the laws of the State of Colorado on April 29, 1998 as (“Telamerge”).  Telamerge was originally formed for the purpose of, and engaged in the business of providing telemarketing services.  Telamerge did not have meaningful business activity prior to its acquisition of DC Brands, LLC, a Florida limited liability company in 2004.

In 2002, DC Brands, LLC began the development and distribution of energy drinks under the labels “Dickens Energy Cider” and “Turn Left Energy Drink”.   In August 2004, in connection with our new business plan and the anticipated acquisition of DC Brands, LLC, Telamerge changed its name to DC Brands International, Inc. DC Brands, LLC became our wholly owned subsidiary which is now inactive.  In November 2004, DC Brands International, Inc. acquired all of the outstanding membership interest of DC Brands, LLC in exchange for the assumption of certain debt of DC Brands, LLC. On December 3, 2004, we effectuated a 120:1 forward split of our issued and outstanding shares of common stock. In 2006, we acquired the assets of Health Advantage Research and Development, Inc., a sports and fitness- based nutraceutical and supplement company.

In 2007, we changed the focus of our business away from carbonated energy drinks that contained sugar and caffeine to developing, marketing, distributing and selling health related products that are natural based and contain vitamins.  In July 2007, we acquired the assets of Hard Nutrition, Inc. and commenced production and marketing of our health drink/supplement combination under our current HARD Nutrition label.  In September 2007, we effectuated a 10:1 reverse split of our issued and outstanding shares of common stock. Since we have outsourced our manufacturing and have no prior or future commitment for any specified quantity of products, we did not incur any manufacturing costs when we terminated production of the carbonated energy drinks; however as a result of such termination in 2008 we wrote off $2,924,000 of intellectual property related to formulas and other intangibles used in the carbonated energy drink business.  Also in 2008 we wrote off an additional  $8,541,669 of intellectual property related to the formulas and other intellectual property used in the carbonated energy drinks business and we incurred in excess of $200,000 in capital expenditures related to production and manufacturing expenses incurred in connection with our new line of business. In 2009, we commenced sales of our Functional Water Systems.

Existing Products

We currently sell two distinct types of products under our H.A.R.D. Nutrition label including our   Functional Water Systems and our Nutritional Supplements. Each product line is further divided into similar categories based upon its targeted results, namely our performance, strength and training products,   wellness products,   energy products and weight loss and diet products.  Each product was developed to attain its desired result based upon our research of third party documented studies as to which vitamins and herbs are likely to produce our desired results.  After establishing what we believe the general consensus is regarding a particular nutraceutical’s typical effects, we then create mixtures of products to help achieve the desired result.  We don’t use any “secret” ingredients or seek to include any particularly unusual vitamins and herbs in our products but rather seek to rely on established expectations regarding the intended effects of such nutraceuticals, recognizing that such intended effects have not been confirmed in any respect by the U.S. Food and Drug Administration or any other governmental agency, and as such may, in fact, not be effective.  We do not engage in formal testing of the achievement of desired results of our products but do receive feedback from existing customers which is recorded and referred to when modifying or creating new products.  We believe what makes us unique is not necessarily the vitamin and herb combinations chosen by our herbalist in our products themselves, but rather our ability to deliver those chosen nutraceuticals in our patented flip-topcap together with each product in our Functional Water System rather than relying on delivering the vitamins and herbs in only liquid form as part of the actual drink, as our competitors do.

Our Functional Water Systems

Our Functional Water Systems are a unique combination of a functional beverage and a nutraceutical.  Due to our unique bottle design we are able to provide consumers with a combination of a beverage and a nutraceutical supplement all in one convenient bottle. We currently manufacture nine unique water systems, each of which is designed to provide a specific functional benefit for the body and can be further categorized into one of our four subcategories based upon the functional benefit desired (performance, strength and training- fitness- wellness and beauty- weight loss and diet and energy).  Each system includes supplements, vitamins and minerals that are enclosed in our proprietary licensed cap which is attached to our bottle filled with a lightly flavored water specially formulated to act as a catalyst for the enclosed supplements. When the supplements and flavored water are combined they provide the body with the nutrients needed to achieve the desired result.  Wrapped around each bottle is a rubber bracelet with our message “Your life won’t change until you change your life” which we believe creates a unique brand loyalty and identification tool.  It is hard for us to imagine someone wearing our bracelet going back to drinking flavored water pretending to have vitamins.  The Functional Water Systems have a shelf life of one year, which is the shelf life in the industry for most of the products stored in PET bottles that contain vitamin additives.  We conduct periodic tests of the color, flavor and desired results of our products in house.  Each product contains a label with a date stamp that specifies the shelf life.  Under our new agreement with Acosta, Inc., Acosta, Inc. as part of its service will be responsible for maintaining stocked shelves of our products and checking expiration dates of products.

Funding

To date, we have met substantially all of our financing needs through private sale of shares of our common stock and other equity securities and loans from investors.  We have raised a total of approximately $ 15 ,000,000 from our equity and debt financings subsequent to our acquisition of DC Brands, LLC in 2004. In addition, we have recently entered into an accounts receivable factoring agreement with Liquid Capital Exchange, Inc. (“Liquid Capital”) pursuant to which we have agreed to sell, and Liquid Capital has agreed to purchase, certain of the accounts arising from the sale of our products.  Liquid Capital in its sole discretion may advance up to 80% of the face amount of the accounts purchased less an applicable discount fee up to a maximum of $750,000.  In order to secure our payment of all our indebtedness and obligations to Liquid Capital, we granted Liquid Capital a security interest and lien upon our accounts and our other assets.  The agreement with Liquid Capital has a term of one year and may be terminated by either party upon 30 days prior written notice and immediately by Liquid Capital upon an event of default as defined in the agreement.  If our revenue from sales and payments derived from our factoring arrangement is not sufficient to meet our ongoing expenses we will need additional financing.

MANUFACTURING AND QUALITY CONTROL

Our products are manufactured by third parties and we are reliant upon these third parties to maintain proper quality control.   Our manufacturer is required to maintain good manufacturing compliance.  We also do our own random testing of our products to ensure that they meet our specific quality standards.  Inasmuch as we do not manufacture the products, we are not subject to good manufacturing regulations, however we are subject to inspection of our corporate headquarters where the raw materials of our products are kept in inventory.

DISTRIBUTION

To date, our market focus has been in the Colorado area, where we have sold products indirectly to retail stores, including the King Soopers grocery store chain, through   a variety of distributors and directly to retail stores and   health and fitness establishments, including the Max Muscle retail health and fitness chain.  Until recently, our distribution efforts have been limited due to our oral agreement with King Soopers not to provide products to other grocery stores.  Given sufficient capital and attractive commercial prospects, we intend to expand our distribution effort throughout the United States.  However establishing a successful distribution network nationwide will require the expenditure of substantial amounts of capital.

We have recently entered into an agreement with Acosta, Inc. to provide future retail distribution services, to facilitate our warehouse direct sales.  The agreement provides that Acosta will maintain regular store visits in an effort to maintain shelf requirements.  Acosta is entitled to a commission of 5% of net sales (as defined in the agreement) for product sales to certain specified customers in the defined territory.  The term of the agreement is month to month and either party can terminate the agreement upon 30 days advance notice.   Prior to entering into the agreement with Acosta, Inc. a substantial portion of our revenue derived from product sales was from products distributed by Cold Front Distribution.  Although we anticipate that we will still have a portion of our products distributed by Cold Front Distribution and other distributors, especially those that are not warehouse direct sales, we do not anticipate that a substantial portion of our future revenue will be derived from product sale by such distributors. We do not have a written agreement with Cold Front Distribution and all sales are made based upon a purchase order negotiated at the time of sale.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND SUPPLIERS

Our raw materials are obtained from a variety of suppliers, some of which are located in foreign countries. We use in excess of 150 ingredients in our nine different Functional Water Systems. No one supplier is responsible for supplying in excess of 10% of our vitamins and herbs and we are not dependent upon any one supplier for the supply of any of our vitamins and herbs. We have identified at least a primary, secondary and tertiary supplier for each ingredient and believe that other suppliers are available if needed. Therefore at this time we are not dependent upon any one supplier for any of our ingredients.   We do not have any written agreements with any of our suppliers and therefore we have no guarantees of minimum supply quantities.  Although there is ample availability of each type of herb used in our products from a variety of suppliers, there is a limited number of suppliers that can provide the premium herbs of the quality that we use in our products at a reasonable price.  Several factors that can affect the availability of quality herbs or their prices include inclement weather in the countries where the herbs are grown, embargos imposed by our government or natural catastrophes.

We currently rely on one manufacturer, Ball Corporation, for the supply of the bottles that are used in our products.  However, we believe that alternative suppliers are readily available. We have an existing relationship with three different co-packers/bottlers to manufacture our products. We have also reviewed and approved two other co-packers/bottlers that we intend to use as our sales volume increases.  We supply the ingredients to the co-packers and they manufacture our products in accordance with our specifications in the bottles we obtain from Ball Corporation and supply to the co-packer and then our label is affixed  to the bottles.  The labels are purchased from an independent third party.  We place orders for our bottles and finished goods based upon our estimates of our future sales volume and reserve line time with our co-packers  a few weeks in advance of our anticipated order fulfillment date.  We do not have any written agreement with the supplier of our bottles, the co-packer or the manufacturer of our patented cap and enter into purchase orders that are at negotiated prices at the time each order is placed.  Typically the payment terms for the co-packers on these orders is net thirty days.  The payment terms for our bottles and the manufacture of our caps is typically cash on delivery. We own the tool used in the manufacturing process of our caps.  Although there are several other manufacturers of bottles that we could use as well as co-packers, due to the unique nature of our cap, we would incur substantial start up costs for the transfer of the equipment needed to produce our caps if we were to use an alternative cap manufacturer.  Due to the unique shape of our patented bottle caps, the manufacture of our caps requires use of special equipment that is costly and not part of the standard equipment used by most manufacturers.  Therefore, any alternative manufacturer would require us to purchase, at our expense, any additional special equipment required for production of the caps.  In addition, our manufacturer is located outside of the United States and an alternative supplier located in another country may have higher labor costs that would be passed onto us and could force us to increase our product prices or reduce our gross margin on our products.

COMPETITION

The industries in which we operate are is highly competitive. Not only do we compete with other manufacturers of functional beverages but we also compete with manufacturers of nutraceutical supplements and dietary supplements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Financial Operations Overview

We have only recently commenced operations and have only recently began sales of our H.A.R.D. Nutrition Functional Water System.   From our inception to June 30 , 2010, we had incurred an accumulated deficit of $ 74,490,220 .  Our accumulated deficit through June 30 , 2010 is primarily attributable to our issuance of stock compensation.

Since inception, we have primarily financed our operations from the sale of common stock and debt. If our anticipated sales for the next few months do not meet our expectations, our existing resources will not be sufficient to meet our cash flow requirements for the next few months. Furthermore, if our expenses exceed our anticipations, we will need additional funds to implement our business plan. We will not be able to fully establish our business if we do not have adequate working capital and if we do not have adequate working capital we may need to raise additional funds, whether through a stock offering or otherwise.

We have recently entered into an accounts receivable factoring agreement with Liquid Capital  pursuant to which we have agreed to sell and Liquid Capital has agreed to purchase certain of the accounts arising from the sale of our products.  Liquid Capital in its sole discretion may advance up to 80% of the face amount of the accounts purchased less an applicable discount fee up to a maximum of $750,000.  In order to secure our payment of all our indebtedness and obligations to Liquid Capital, we granted Liquid Capital a security interest and lien upon our accounts and our other assets.   The agreement with Liquid Capital has a term of one year and may be terminated by either party upon 30 days prior written notice and immediately by Liquid Capital upon an event of default as defined in the agreement.  There can be no assurance that the funds derived from this arrangement will be sufficient to meet our needs.

Results of Operations

Quarter ended June 30 , 2010 Compared to quarter ended June 30 , 2009

Revenue- During the quarter ended June 30 , 2010, we generated revenue of $208,055 , a substantial portion of which was attributable to the sale of our H.A.R.D, Nutrition Functional Water System which commenced in August 2009.  This represented a 372 % increase from the prior year.  During the same period of 2009, we had revenue of $44,028 .  Our gross margin increased from $ 5,793 for the quarter ended June 30 , 2009 to $ 35,512 for the quarter ended June 30 , 2010. Our cost of goods sold increased approximately 351 % to $ 172,543 for the quarter ended June 30 , 2010 from $ 38,235 for the quarter ended June 30 , 2009.  The increase in the cost of goods sold was attributable to an increase in volume and a change in the mix of our products that were sold.  In August 2009, we commenced sales of our Functional Water System, which has a higher cost to produce than our other products due in part to bottling expenses.  Sales of our H.A.R.D, Nutrition Functional Water System and H.A.R.D. Nutrition supplements accounted for 90 % and 10 % respectively of our revenue for the quarter ended June 30 , 2010. At least 80% of our sales of our H.A.R.D. Nutrition Functional Water System were attributed to indirect sales to King Soopers.  King Soopers has recently approved sales of our products in wrap cases of 12 bottles as opposed to sales of single cases.  Although we have no history with sales of our products in wrap cases at King Soopers and therefore no reliable sales trend information, we are hopeful that sales will increase once we commence selling our products in wrap cases.

Expenses- Our total operating expenses, excluding depreciation and amortization, for the quarter ended June 30 , 2010 were $ 1,559,931 as compared to $ 1,102,288 for the quarter ended June 30 , 2009.

General and administrative expenses were $948,845 and $ 740,473 for the quarters ended June 30 , 2010 and June 30 , 2009, respectively and included salaries, legal, accounting and other professional fees and occupancy related expenses. Included in general and administrative expenses was stock based compensation expense for services provided by vendors and employees of $ 160,320 for the quarter ended June 30 , 2010. The remaining general and administrative expenses of $ 788,525 for the quarter ended June 30 , 2010 included $ 282,135 for salaries, $ 269,993  for legal accounting and other professional expenses and $ 64,744 for occupancy related expenses. The general and administrative expenses of $ 740,473 for the quarter ended June 30 , 2009 included $ 228,862 for salaries, $151,065 for legal accounting and other professional expenses and $ 41,000 for occupancy related expenses.

Sales and marketing consisted of advertising and other promotional expenses.  Sales and marketing expenses were $ 589,612 and $ 340,463 for the quarters ended June 30 , 2010 and June 30 , 2009, respectively and included stock based compensation for services provided by vendors and employees of $ 321,120 for the quarter ended June 30 , 2010. The remaining sales and marketing expenses, $
268,942 for the quarter ended June 30 , 2010 included $ 222,908 for advertising.  The sales and marketing expenses, for the quarter ended June 30 , 2009 included $ 276,045 for advertising.

Interest expense for the quarter ended June 30 , 2010 increased 1 75 % to $ 457,315 from $ 166,460 for the quarter ended June 30 , 2009 due to our recent note issuances in 2010.

Net loss for the quarter ended June 30 , 2010 increased 149 % to $ 3,147,596 as compared to $1,262,952 for the quarter ended June 30 , 2009 and was primarily attributable to increases in general and administrative, sales and marketing and interest expenses as previously described and a loss on the retirement of debt of $1,165,862 during the three months ended June 30 , 2010 .

Year ended December 31, 2009 Compared to year ended December 31, 2008

Revenue- During the year ended December 31, 2009, we generated revenue of $629,525, a substantial portion  of which is attributable to the sale of our H.A.R.D, Nutrition Functional Water System which commenced in August 2009.  This represented a 152% increase from the prior year.  During the same period of 2008, we had revenue of $249,780.  Our gross margin increased from a negative $85,538 for the year ended December 31, 2008 to $121,846 for the year ended December 31, 2009. Cost of sales exceeded revenue for the year ended December 31, 2008 in part because of low volume and high transportation costs as well s write-down in inventory for discontinued product.  Our cost of goods sold increased approximately 51% to $507,679 for the year ended December 31, 2009 from $335,318 for the year ended December 31, 2008.  The increase in the cost of goods sold was attributable to an increase in volume and a change in the mix of our products that were sold.   In August 2009, we commenced sales of our Functional Water System, which has a higher cost to produce than our other products due in part to bottling expenses.  Sales of our H.A.R.D, Nutrition Functional Water System and H.A.R.D. Nutrition supplement accounted for 87% and 13% respectively of our revenue for the year ended December 31, 2009.  At least 80% of our sales of our H.A.R.D. Nutrition Functional Water System were attributed to indirect sales to King Soopers.

Expenses- Our total operating expenses for the year ended December 31, 2009 was $4,152,128 as compared to $23,997,304 for the year ended December 31, 2008.

General and administrative expenses were $2,802,466 and $10,242,879 for the years ended December 31, 2009 and December 31, 2008, respectively and included salaries, travel expenses, legal, accounting and other professional fees and occupancy related expenses.  Included in general and administrative expenses was stock based compensation expenses for services provided to vendors and employees of $597,338 and $7,830,500 for the year ended December 31, 2009 and 2008, respectively. The remaining general and administrative expenses $2,205,128 and $2,412,379 for the years ended December 31, 2009 and 2008, respectively included $1,069,964 and $1,189,575 for salaries, $90,853 and $219,241 for travel expenses, $655,149 and $475,713 for legal accounting and other professional expenses and $207,633 and $223,993 for occupancy related expenses.

Sales and marketing consisted of advertising and other promotional expenses were relatively stable when comparing 2009 and 2008 . Sales and marketing expenses were $1,264,455 and $1,287,315 for the years ended December 31, 2009 and December 31, 2008, respectively and included stock based compensation for services provided by vendors and employees of $35,204 and $387,500 for the years ended December 31, 2009 and 2008, respectively. The remaining sales and marketing expenses, $1,229,251 and $899,815 for the years ended December 31, 2009 and 2008, respectively included $980,000 and $815,000, respectively for advertising.

Impairment of intangibles assets of $11,465,669 for the year ended December 31, 2008 includes $8,541,669 related to the H.A.R.D. Nutrition asset purchase and $2,924,000 from the abandonment of the Turn Left Energy product and.  There was no impairment for the year ended December 31, 2009.  The H.A.R.D. intangible assets consisted of formulas, trade names and goodwill purchased in 2007 and used in the Company’s current product offering.  Based on the facts and circumstances at December 31, 2008, – limited sales and significant uncertainly as to the long-term viability of the products underlying the intangible assets at December 31, 2008 – the Company determined that it could not reasonably support the carrying value and fully impaired the intangible assets.

Exclusive of stock based compensation expense and the impairment of intangible, net loss from operations for the two years was relatively constant and would have been reduced to approximately $4,300,000 and $4,400,000 for the years ended December 31, 2009 and 2008, respectively.

Net loss for the year ended December 31, 2009 decreased by approximately 8 0 % to $ 5,365,216 as compared to $26,226,356 for the period ended December 31, 2008 and was primarily attributable to an impairment charge in 2008 a decrease in stock based compensation of $7,585,458 and a decrease of $781,693 in loss on retirement of debt between 2008 and 2009.

Cash and cash equivalents include money market securities and commercial paper and marketable securities representing certificates of deposits maturing in less than one year that are considered to be highly liquid and easily tradable.  These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

In addition, the FASB issued, "The Fair Value Option for Financial Assets and Financial Liabilities," effective for May 1, 2008. This guidance expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. We did not elect the fair value option for any of our qualifying financial instruments, other than those subject to a recent acquisition.

Warrant Liability

The warrant liability is calculated using a Barrier Option Model with MonteCarlo Simulation from Global Derivatives.com.  This model specifically addresses the fact that no additional shares of stock will need to be issued if our stock price hits the target (barrier) of $.50 or $.15.This amount is adjusted quarterly based upon the changes in valuation provided by the model.

Equity-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model.  The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation.  We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options.  We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards.  This accounting guidance requires the recognition of the fair value of stock compensation in net income.  Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Recently Issued Accounting Standards

In June 2009, the FASB issued ASC 105 Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification TM (the “Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements will include references to the new Codification. The Codification does not change or alter existing GAAP and, therefore, will not have an impact on our financial position, results of operations or cash flows.

In January 2010, the FASB issued Accounting Standard Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). The new standard addresses, among other things, guidance regarding disclosure of the different classes of assets and liabilities, valuation techniques and inputs used, activity in Level 3 fair value measurements, and the transfers between levels. ASU No. 2010-06 is effective for the annual reporting period beginning after December 15, 2009. The Company will provide the required disclosures beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2010. The Company does not anticipate that the adoption of the Update will have a material impact to the Company’s financial position, results of operations or cash flows.

In February 2010, the FASB issued Accounting Standard Update (“ASU”) No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (“ASU No. 2010-09”).  The new standard addresses, among other things that an entity that is an SEC filer is no longer required to disclose the date through which subsequent events have been evaluated.  ASU No. 2010-10 is effective upon the issuance of the final Update. The Company has adopted this Update beginning with the Company’s S-1 filing for the year ending December 31, 2009.The adoption of this Update has not had a material impact to the Company’s financial position, results of operations or cash flows.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers

The following table sets forth the name of our executive officers and directors and the position held by each:

Name	Age	Position
Richard Pearce	49	President, Chief Executive Officer, and Chairman of the Board of Directors
Bob Armstrong	48	Chief Financial Officer
Jeremy Alcamo	36	Executive VP and Director serving on the Board
Wade Brantley	52	Director of Investor Relations and Director serving on the Board
Robert Nikkel	60	Chief Herbalist
Peter Papilion	55	Director serving on the Board

Series A Preferred Stock.

The Series A Preferred Stock has almost all of the same characteristics as the common stock and ranks pari passu with the common stock with respect to the payment of dividends and other distributions on the capital stock of the Company.  The Series A Preferred has the right to such number of votes as shall equal 51.25% of the outstanding voting capital stock.  The Series A Preferred Stock is subject to adjustment in the case of certain events.  The holders of Series A Preferred Stock vote with the common stock as of the time the vote is taken as one class.  The Series A Preferred Stock is not convertible into shares of common stock and has no redemption rights.

Warrants

The Company issued  14,630,000 Warrants exercisable for a maximum of 29,260,000 shares  from March to May 2009 in conjunction with the sale of Common Stock at $0.05 per Unit, each Unit consisting of a share of Common Stock and a Warrant.  In the event that the average trading price exceeds $0.50 per share over any consecutive 20 day period between the 12th and 24th months following the issue date of the Warrants, the Warrants become null and void.  In the event that the average trading price does not exceed $0.50 per share as set forth above, the Warrant may be exercised by the holder.  The Warrant is redeemable into the number of shares that would need to be issued to cause the holder to have achieved an average selling price of $0.50 per share had they sold their shares during the 60 days following the 24th month following this issue date of the Warrants. As the Measurement Period has not yet passed, the number of shares of common stock  for which the Warrants may be redeemed is not yet determinable .

The Company issued 14,750 ,000 Warrants  exercisable for a maximum of 29,500,000 shares  from August to December 2009 in conjunction with the sale of Common Stock at $0.05 per Unit, each Unit consisting of a share of Common Stock and a Warrant.  In the event that the average trading price exceeds $0.15 per share in the three-month period between the 12th and 15th months following the issue date of the Warrants (the “Measurement Period”), the Warrants may be redeemed by the Company at a nominal amount.  In the event that the average trading price does not exceed $0.15 per share during the Measurement Period, the Warrant may be exercised by the holder.  The Warrant is redeemable into the number of shares that would need to be issued to cause the holder to have achieved an average selling price of $0.15 per share had they sold their shares during the Measurement Period. As the Measurement Period has not yet passed, the number of shares of common stock  for which the Warrants may be redeemed is not yet determinable.

In June 2010, the Company issued a Warrant to one of its debt holders in conjunction with the restructuring of its debt. The Warrant is exercisable for 25,000,000 shares of the Company’s common stock at an exercise price of $.01 per share.  The Warrant contains a limitation on exercise that provides that the holder cannot exercise the warrant if such exercise would cause the holder to own in excess of 4.99% of the outstanding shares of common stock of the Company.  Such limitation can be waived by the holder upon 60 days notice.

Dividends .

We have not paid any dividends on our common stock.  The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition.  The payment of any dividends will be within the discretion of our board of directors.  It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

Sales of Restricted Securities

Upon the completion of this offering, we will have 242,269,809 shares of common stock outstanding. Of the 242,269,809 outstanding shares at June 30, 2010, 237,373,142 shares are restricted securities we sold in prior private placements, of which none are currently eligible for sale under Rule 144 under the Securities Act of 1933.

Of the shares to be outstanding after the closing of this offering, the shares sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, generally may be sold in the public market only in compliance with Rule 144.

Rule 144

In general, Rule 144 is available for an issuer which previously was a “shell company”, commencing one (1) year after the issuer files Form 10 information with the Securities and Exchange Commission.  Our predecessor, Telamerge, was a shell company for the purposes of Rule 144. Under Rule 144, once it becomes available, a person who is one of our affiliates and has beneficially owned those shares of common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the number of our shares of common stock then outstanding, or 2,422,698 or the average weekly trading volume of our common stock during the four calendar weeks before a notice of sale on SEC Form 144 is filed.

Transfer Agent

Our transfer agent is Securities Transfer Corporation.

DC Brands International, Inc.
Consolidated Balance Sheets
December 31, 2009 and 2008

	December 31,
	2009	2008

Assets
Current assets
Cash and cash equivalents	$81,362	$12,232
Accounts receivable	185,106	1,253
Inventory	364,991	87,297
Prepaid expenses	7,423	4,923
Total current assets	638,882	105,705

Property and equipment, net	166,608	243,207

Total assets	$805,490	$348,912

Liabilities
Current liabilities
Accounts payable	$573,208	$423,406
Accrued interest payable	206,332	58,943
Accrued liabilities	7,302	6,833
Related party payable	1,659,277	1,334,751
Warrant liability	-	-
Short-term notes payable and current portion of long-term debt	1,889,646	996,970
Total current liabilities	4,335,765	2,820,903
Long-term debt	1,908,375	3,496,485
Total liabilities	6,244,140	6,317,388

Commitments and contingencies (Note 5)

Stockholders' deficit
Preferred Stock, $0.001 par value; 25,000,000 shares authorized
Series A Preferred Stock, 100,000 shares authorized, shares issued
and outstanding - 95,000 shares in 2009 and 2008	91	91
Common Stock, $0.001 par value; 300,000,000
shares authorized, shares issued and outstanding
- 201,569,720 in 2009 and 117,929,720 in 2008	201,570	117,930
Additional paid in capital	64,746,790	58,559,544
Deferred charge	(375,844)	-
Accumulated deficit	(70,011,257)	(64,646,041)
Total stockholders' deficit	(5,438,650)	(5,968,476)

Total liabilities and stockholders' deficit	$805,490	$348,912

The accompanying notes are an integral part of these financial statements.

DC Brands International, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Net Revenues	$629,525	$249,780
Cost of goods sold	507,679	335,318
Gross margin	121,846	(85,538)

Operating Expenses
General and administrative (includes share based compensation of $597,338 in 2009 and $7,830,500 in 2008)	2,802,466	10,242,879
Sales and marketing (includes share based compensation of $35,204 in 2009 and $387,500 in 2008)	1,264,455	1,287,315
Impairment of intangible assets (Note 4)	-	11,465,669
Depreciation and amortization	85,207	1,001,441
Total operating expenses	4,152,128	23,997,304
Loss from operations	(4,030,282)	(24,082,842)

Other Expense
Interest expense	651,627	678,514
Reduction in interest expense - warrant liability	-	-
Loss on retirement of debt	683,307	1,465,000
Total other expense	1,334,934	2,143,514

Net Loss	$(5,365,216)	$(26,226,356)

Weighted average number of common shares outstanding	151,240,782	91,051,770

Basic and diluted net loss per common share	$(0.04)	$(0.29)

The accompanying notes are an integral part of these financial statements.

DC Brands International, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash used in operating activities
Net loss	$(5,365,216)	$(26,226,356)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	85,207	1,001,441
Common stock issued for services	632,532	8,266,000
Loss on retirement of debt	683,307	1,465,000
Amortization of debt discount	196,556	161,719
Write-down of inventory	14,316	94,342
Impairment of intangible assets	-	11,465,669
Changes in operating assets and liabilities:
Accounts receivable	(183,853)	11,501
Inventory	(292,010)	(6,189)
Prepaid expenses	(2,500)	(4,923)
Accounts payable	149,802	136,823
Accrued interest payable	147,389	374,582
Accrued liabilities	469	(12,114)
Related party payable	324,526	402,787
Warrant liability	-	-
Net cash used in operating activities	(3,609,475)	(2,869,718)

Cash used in investing activities
Purchase of property and equipment	(8,608)	(64,566)
Net cash used in investing activities	(8,608)	(64,566)

Cash used in financing activities
Proceeds from issuance of common stock	2,983,510	376,466
Proceeds from notes payable	760,205	2,669,256
Payment on notes payable	(56,502)	(152,700)
Net cash provided by financing activities	3,687,213	2,893,022
Net increase (decrease) in cash and cash equivalents	69,130	(41,262)
Cash and cash equivalents
Beginning of year	12,232	53,494
End of year	$81,362	$12,232

Supplemental Disclosure of Noncash
Investing and Financing Activities
Retirement of debt in exchange for common stock	$2,279,000	$3,840,000
Debt discount for stock issued with debt	$-	$463,000
Stock issued to acquire intangible assets	$-	$1,080,000
Prepaid expenses acquired with common stock	$375,844	$-

Supplemental Disclosure
Interest paid	$287,828	$138,783
Income taxes paid	$-	$-
Interest received	$-	$-

The accompanying notes are an integral part of these financial statements.

Inventory
Inventory consists of function water systems and nutritional supplements.  Inventory is classified as finished goods when assembled into product ready for sale.  Unassembled components are classified as raw materials.  Components partially assembled or in the process of assembly are classified as work in process.  Inventory is stated at lower of cost or market on a first-in first-out method.  Management establishes a reserve for damaged and discontinued inventory when the estimated market value is determined to be lower than cost.

Property and Equipment
Property and equipment is recorded at the original cost to the Company and is depreciated or amortized over estimated useful lives of three to five years, and leasehold improvements are amortized over the remaining life of the lease, using the straight-line method, commencing when the asset is placed in service.  Depreciation expense totaled $85,207 and $88,199, in 2009 and 2008, respectively.

Goodwill and Other Intangible Assets
Goodwill and trade names are not amortized, but are tested for impairment using a fair value approach.  The Company uses a two-step process for testing impairment. First, the fair value of the Company is compared to its carrying value to determine whether an indication of impairment exists.  If an impairment is indicated, then the fair value of the goodwill is determined by allocation of the Company’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the Company had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value. The Company fully impaired its intangible assets in 2008.

The Company amortizes its identifiable intangible assets, formulas, over an estimated useful life of eight years.

Warrant Liability
The warrant liability is calculated using a Barrier Option Model with MonteCarlo Simulation from Global Derivatives.com.  The current stock price, the stock volatility for the prior twelve months and the risk free rate (treasury bills) equal to the remaining term of the warrants are the inputs used in this valuation model.  This model specifically addresses the fact that no additional shares of stock will need to be issued if our stock price hits the target (barrier) of $.50 or $.15 . This amount is adjusted quarterly based upon the changes in  valuation provided by the model. There were no warrants outstanding as of December 31, 2008 and the valuation model produced a zero value of warrant liability as of December 31, 2009.

Income Taxes
The Company uses the liability method for accounting for income taxes.  Under this method, the Company recognizes deferred assets and liabilities based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.  The Company establishes a valuation allowance for all deferred tax assets for which there is uncertainty regarding realization.

DC Brands International, Inc.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Net Loss Per Common Share
Generally Accepted Accounting Principles in the United States (“GAAP”) provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share include no dilution and are computed by dividing income available to common stockholders by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. Basic and diluted loss per share was the same in 2009 and 2008.  Common stock equivalents of 12,263,267 shares outstanding at both December 31, 2009 and 2008 from stock issuable on demand as described in Footnote 8 – Stockholders’ Equity – Stock Rights were not included in the calculation of earnings per share because they would have been anti-dilutive.

Revenue Recognition
The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collectability is reasonably assured. The Company accepts returns only if the item is damaged. Returns for damaged products are accepted by the Company at any time after the date the product is delivered until such time as the one year shelf life of the product expires. Historically returns have not been material and are recorded when the items are returned.

Share-Based Compensation
Share-based compensation is measured at the grant date, based on the closing value of the  Company’s common stock at the date of grant and is recognized over the requisite service period.

Advertising Expense
Advertising expense is expensed as incurred.  Advertising expense totaled $980,000 and $815,000 in 2009 and 2008, respectively.

Credit Risk and Customer Concentrations
Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.  Financial instruments potentially subjecting the Company to concentrations of credit risk consist principally of accounts receivable.

As of December 31, 2009, one customer represented 77% and a second customer represented 22% of the Company’s accounts receivable.  Both customers are wholesale distributors who provided product to the Company’s single largest retail grocery outlet, which represented 83% of the Company’s 2009 revenue volume.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.  Significant estimates included in these financial statements include the estimated useful lives and realizablilty of long lived assets.

DC Brands International, Inc.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Series A Preferred Stock
The Series A Preferred Stock votes together with the common stock as a single class and the holders of the Series A Preferred Stock are entitled to such number of votes as shall equal 51.25% of the number of votes that may be cast by the outstanding shares of common stock.  The Series A Preferred Stock is not convertible into common stock and does not carry any redemption features.

Warrants
A summary of Warrant activity follows:

Maximum Number of Shares
Outstanding at December 31, 2008	-
Issued in conjunction with sale of Common Stock	58,760,000
Outstanding at December 31, 2009	58,760,000
Weighted average remaining contractual life (in years)	1.60

The Company issued 14,630 ,000 Warrants  exercisable for a maximum of 29,260,000 shares of common stock from March to May 2009 in conjunction with the sale of common stock at $0.05 per Unit, each Unit consisting of a share of common stock and a Warrant which expire between March 5, 2012 and May 29, 2012.  In the event that the average trading price exceeds $0.50 per share over any consecutive 20 day period between the 12th and 24th months following the issue date of the Warrants, the Warrants become null and void.  In the event that the average trading price does not exceed $0.50 per share as set forth above, the Warrant may be exercised by the holder.  The Warrant is redeemable into the number of shares that would need to be issued to cause the holder to have achieved an average selling price of $0.50 per share had they sold their shares during the 60 days following the 24th month following this issue date of the Warrants. The warrants are exercisable at an exercise price of $0.00 no additional funds need be provided by the holders in order to exercise the warrants and to obtain the underlying  shares once the milestone set forth above that allow for exercise is met. As the Measurement Period has not yet passed, the number of shares of common stock for which the Warrants may be redeemed is not yet determinable. For example if the average trading price of our common stock for the 60 days following the 24th month was $.20 the warrant holder is due $.30 of stock value.  Therefore they would be issued an additional 1 ½ shares of common stock ($.30 due / $.20 average value = 1 ½.)  If the average trading price of our common stock for the 60 days following the 24th month was $.40 the warrant holder is due $.10 of stock value.  Therefore they would be issued an additional 1/4 share of common stock ($.10 due / $.40 average value = 1/4.)   If the average trading price of our common stock for the 60 days following the 24th month was $.10 the warrant holder is due $.40 of stock value.  Therefore, because of the two share maximum,  they would be issued an additional 2 share of common stock ($.40 due / $.10 average value = 4 reduced to 2 because of maximum.)

The Company issued in 14,750,000 Warrants exercisable for a maximum of 29,500,000 shares of common stock  from August to December 2009 in conjunction with the sale of common stock at $0.05 per Unit, each Unit consisting of a share of common stock and a Warrant which expire between November 15, 2010 and March 15, 2011.  In the event that the average trading price exceeds $0.15 per share in the three-month period between the 12th and 15th months following the issue date of the Warrants (the “Measurement Period”), the Warrants may be redeemed by the Company at a nominal amount.  In the event that the average trading price does not exceed $0.15 per share during the Measurement Period, the Warrant may be exercised by the holder.  The Warrant is redeemable into the number of shares that would need to be issued to cause the holder to have achieved an average selling price of $0.15 per share had they sold their shares during the Measurement Period. The warrants are exercisable at an exercise price of $0.00 no additional funds need be provided by the holders in order to exercise the warrants and to obtain the underlying shares once the milestone set forth above that allows for exercise is met. As the Measurement Period has not yet passed, the number of shares of common stock for which the Warrants may be redeemed is not yet determinable. For example if the average trading price of our common stock for the three-month period following the 12th month was $.10 the warrant holder is due $.05 of stock value.  Therefore they would be issued an additional  ½ shares of common stock ($.05 due / $.10 average value =  ½.)  If the average trading price of our common stock for the three-month period following the 12th month was $.20 the warrant holder is due no additional stock value.  Therefore no additional shares of stock would need to be issued.  If the average trading price of our common stock for the 60 days following the 24th month was $.03 the warrant holder is due $.12 of stock value.  Therefore, because of the two share maximum, they would be issued an additional 2 share of common stock ($.12 due / $.03 average value = 4 reduced to 2 because of maximum.)

The warrant holders will receive restricted shares of common stock upon exercise of their warrants; however following exercise they will be entitled to piggyback registration rights under certain specified circumstances. The warrants were offered in an exempt private placement and were included as part of the continuous offering from April 27, 2007 until June 2010 listed in Item 15. Recent Sales of Unregistered Securities.